     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1998

                                                      REGISTRATION NO. 333-48161
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            PARKWAY PROPERTIES, INC.
             (Exact name of registrant as specified in its charter)

                   MARYLAND                                      74-2123597
         (State or other jurisdiction                         (I.R.S. Employer
      of incorporation or organization)                     Identification No.)

                          ONE JACKSON PLACE SUITE 1000
                            188 EAST CAPITOL STREET
                        JACKSON, MISSISSIPPI 39201-2195
                                 (601) 948-4091
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                   STEVEN G. ROGERS, DIRECTOR, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                          ONE JACKSON PLACE SUITE 1000
                            188 EAST CAPITOL STREET
                        JACKSON, MISSISSIPPI 39201-2195
                                 (601) 948-4091
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

                            JOSEPH P. KUBAREK, ESQ.
                        JAECKLE FLEISCHMANN & MUGEL, LLP
                            800 FLEET BANK BUILDING
                             TWELVE FOUNTAIN PLAZA
                            BUFFALO, NEW YORK 14202
                                 (716) 856-0600
    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plan, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus constituting a part of this Registration Statement is a combined Prospectus and relates to equity securities of Parkway Properties, Inc. registered pursuant to two other Registration Statements on Form S-3 (Nos. 333-16479 and 333-29259).



    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

================================================================================

                                EXPLANATORY NOTE


     This Registration Statement relates to securities which may be offered from time to time by Parkway Properties, Inc. ("Parkway"). This Registration Statement contains a form of basic prospectus (the "Basic Prospectus") relating to Parkway which will be used in connection with an offering of securities by Parkway. The specific terms of the securities to be offered will be set forth in a prospectus supplement relating to such securities (the "Prospectus Supplement"). This Registration Statement also contains a form of a Preliminary Prospectus Supplement which is not part of the Basic Prospectus and relates to a proposed offering of preferred stock of the Company.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION; DATED APRIL 8, 1998



PROSPECTUS SUPPLEMENT


(TO PROSPECTUS DATED APRIL   , 1998)


                                2,400,000 SHARES



                            PARKWAY PROPERTIES, INC.                      [LOGO]



                 % SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK


                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)

                            ------------------------


    Dividends on the     % Series A Cumulative Redeemable Preferred Stock,
$0.001 par value per share (the "Series A Preferred Stock"), of Parkway Properties, Inc. ("Parkway" or the "Company") are cumulative from the date of original issue and are payable quarterly in arrears on the fifteenth day of January, April, July and October of each year, commencing on July 15, 1998, at
the rate of     % per annum of the $25.00 liquidation preference (the
"Liquidation Preference") per share (equivalent to a fixed annual amount of
$         per share). See "Description of Series A Preferred
Stock -- Dividends."



    The Series A Preferred Stock is not redeemable prior to April   , 2003. On
and after such date, the Series A Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon, if any, up to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source. The Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series A Preferred Stock -- Maturity" and "-- Redemption." In order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, a holder of shares of Series A Preferred Stock shall be deemed to violate the ownership limit in the Company's articles of incorporation, as amended (the "Charter"), if such holder owns 9.8% or more (in value or in number, whichever is more restrictive) of the Company's outstanding common stock, $0.001 par value per share (the "Common Stock") or Series A Preferred Stock. Shares held in violation of the ownership limit will be converted into Excess Stock, as defined herein. See "Description of Series A Preferred Stock -- Restrictions on Ownership and Transfer."



    The Company has applied to list the Series A Preferred Stock on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "PKY PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series A Preferred Stock. The Underwriters may advise the Company that each intends to make a market in the Series A Preferred Stock prior to the commencement of trading on the NYSE, but is not obligated to do so and may discontinue market making at any time without notice. See "Underwriting."

                            ------------------------


      SEE "RISK FACTORS" BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE SERIES A PREFERRED STOCK.

                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
   THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


=======================================================================================================================
                                                                                  Underwriting
                                                               Price to           Discounts and         Proceeds to
                                                              Public (1)         Commissions (2)      Company (1)(3)

-----------------------------------------------------------------------------------------------------------------------
Per Share...............................................           $                    $                    $
-----------------------------------------------------------------------------------------------------------------------
Total...................................................           $                    $                    $
-----------------------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of Over-Allotment Option
  (4)...................................................           $                    $                    $
=======================================================================================================================



(1) Plus accrued dividends, if any, from the date of original issuance.



(2) The Company and the Operating Partnership (as defined herein) have agreed to indemnify the Underwriters (the "Underwriters") against certain liabilities including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."



(3) Before deducting expenses estimated at $         , which are payable by the
    Company.



(4) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 360,000 additional shares of Series A Preferred Stock, on the same terms, solely to cover over-allotments. If such option is exercised in full, the total price to public, underwriting
    discounts and commissions and proceeds to the Company will be $         ,
    $         and $         , respectively. See "Underwriting."

                            ------------------------


    The shares of Series A Preferred Stock are offered (the "Offering") by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares of Series A Preferred Stock
will be made in New York City on or about          , 1998.

                            ------------------------


PAINEWEBBER INCORPORATED


                         J.C. BRADFORD & CO.


                                        RAYMOND JAMES & ASSOCIATES, INC.

                            ------------------------


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS APRIL   , 1998.

                         PROSPECTUS SUPPLEMENT SUMMARY



     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated herein or therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to "Parkway" or the "Company" shall mean Parkway Properties, Inc., a Maryland corporation, and its subsidiaries, including Parkway Properties LP, a Delaware limited partnership the sole partner of which is the Company (the "Operating Partnership"), on a consolidated basis and, as the context may require, their predecessors. Unless otherwise indicated, all information presented in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.



     This Prospectus Supplement contains and the accompanying Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. See "Risk Factors" for a discussion of certain factors that might cause such a difference.



                                  THE COMPANY



     Parkway is a self-administered REIT specializing in the acquisition, ownership, management, financing and leasing of office properties in the Southeastern United States and Texas. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and have successfully operated and grown through several major real estate cycles. As of April 6, 1998, Parkway owned or had an interest in 47 office properties in 12 states encompassing approximately 6.5 million net rentable square feet (the "Properties"). The Company seeks to acquire Class A, A- or B+ office properties ranging in size from 50,000 to 500,000 net rentable square feet in markets characterized by above-average employment and population growth.



     The purchase of the Mtel Centre in Jackson, Mississippi in July 1995 marked the implementation of the Company's business strategy of focused investment in office properties. As part of this strategy, the Company has (i) completed the acquisition of 43 office properties, encompassing approximately 6.1 million net rentable square feet, for a total investment (as defined herein) of more than $535.1 million; and (ii) sold substantially all of its non-office assets.



     Parkway generally seeks to purchase office properties at significant discounts to replacement cost, and whose current rental rates are at or below market rental rates. Since January 1, 1998, the Company has acquired 15 office properties aggregating approximately 1.8 million net rentable square feet (the "Recent Acquisitions") for a total investment of approximately $195.8 million, or approximately $107.61 per net rentable square foot, at initial unleveraged yields averaging 8.7%. The Company defines initial unleveraged yield as net operating income divided by total investment, where net operating income represents budgeted cash operating income for the current year at current occupancy rates and at rental rates currently in place with no adjustments for anticipated expense savings, increases in rental rates, additional leasing or straight line rent. Leases that expire during the year are assumed to renew at market rates unless interviews with tenants during pre-purchase due diligence indicate a likelihood that a tenant will not renew. For properties that the Company self-manages or will self-manage, net operating income also includes the management fee expected to be earned during the year. Total investment is defined as purchase price plus estimated closing costs plus anticipated capital expenditures during the first 12 to 24 months of ownership for tenant improvements, commissions, upgrades and capital improvements to bring the building up to the Company's standards.



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF THE SERIES A PREFERRED STOCK TO STABILIZE ITS MARKET PRICE, THE PURCHASE OF THE SERIES A PREFERRED STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The Company believes that the strength of its management team provides a significant competitive advantage in the ownership, acquisition and management of office properties. Parkway's management team of office property specialists has proven capabilities in office property (i) acquisition; (ii) ownership;
(iii) management; (iv) leasing; (v) financing; and (vi) re-positioning. The Company believes these capabilities will allow Parkway to continue to create office property value in all phases of the real estate cycle. Parkway's nine senior officers have an average of approximately 16 years of real estate industry experience, and have worked together at Parkway or its predecessors for an average of approximately ten years. Management has developed a highly service-oriented management culture and believes that its proactive leasing, property management and asset management activities will result in higher retention and rental rates and will continue to translate into enhanced stockholder value.



                              RECENT DEVELOPMENTS



RECENT ACQUISITIONS



     Since January 1, 1998, Parkway has completed the acquisition of 15 office properties aggregating approximately 1.8 million net rentable square feet for a total investment of approximately $195.8 million, or approximately $107.61 per net rentable square foot, at initial unleveraged yields averaging 8.7%.



     The following table provides an overview of the Recent Acquisitions as of April 6, 1998 and the states, cities and submarkets in which they are located. For information concerning the Properties owned by the Company, see "Properties."



                                          NET
                                       RENTABLE        TOTAL
       STATE, CITY, SUBMARKET,          SQUARE       INVESTMENT                SIGNIFICANT
            PROPERTY NAME                FEET      (IN THOUSANDS)              TENANTS (1)
-------------------------------------  ---------   --------------   ---------------------------------
FLORIDA
  FORT LAUDERDALE
     Deerfield Beach
       Hillsboro Center I-IV (2).....     99,533            (3)     National Lending Center
       Hillsboro Center V (2)........    115,885            (3)     Dart Container
                                                                    Smith, Seckman & Reid
  ST. PETERSBURG
     Central Business District
       SouthTrust Bank Building......    195,627      $ 17,750      SouthTrust Bank
                                                                    Harris, Barrett, Mann & Dew
                                                                    First American Real Estate
SOUTH CAROLINA
  GREENVILLE
     East Greenville
       HealthSource (2)..............     46,047            (3)     HealthSource of S.C. Webster
                                                                    University
TENNESSEE
  KNOXVILLE
     West County
       Executive Tower I (2).........     88,220            (3)     Dial Call, Inc.
                                                                    Electrotek Concept
                                                                    Eastern Tennessee Human Resources

                                          NET
                                       RENTABLE        TOTAL
       STATE, CITY, SUBMARKET,          SQUARE       INVESTMENT                SIGNIFICANT
            PROPERTY NAME                FEET      (IN THOUSANDS)              TENANTS (1)
-------------------------------------  ---------   --------------   ---------------------------------
TEXAS
  DALLAS
     Far North/Tollway
       Atrium at Bent Tree (2).......    112,560            (3)     Gleason/22 Calisle & Associates
                                                                    Gaffney, Cline & Associates
                                                                    Campbell Sales
       The Belvedere (2).............    138,836            (3)     VeriFone
                                                                    Moore Business Forms
  HOUSTON
     Energy Corridor
       Schlumberger (formerly            155,324        12,500      GECO-PRAKLA (Schlumberger)
          Veritas)...................
     Northbelt
       One Commerce Green (2)........    339,171            (3)     DHL Airways
                                                                    Nabors Industries
                                                                    Paracelus Healthcare
     Southwest Freeway
       Comerica Bank Building (2)....    195,689            (3)     Comerica Bank
VIRGINIA
  RICHMOND
     Northwest
       Glen Forest (2)...............     80,842            (3)     Trigon Blue Cross/Blue Shield
                                                                    Hanover Insurance Company
                                                                    MCI Telecommunication
     Southwest
       Moorefield II (2).............     47,203            (3)     Virginia Department of State
                                                                    Police
                                                                    Shaw Systems
       Moorefield III (2)............     50,230            (3)     Philip Morris USA
                                                                    Seasons Mortgage
                                                                    Central Virginia Rehabilitation
  STERLING
     Loudoun County
       Loudoun Plaza (2).............     71,750            (3)     LFC Nationwide
                                                                    British Aerospace
                                                                    Schnabel Foundation
  VIRGINIA BEACH
     Lynnhaven Corridor
       Lynwood Plaza (2).............     82,172            (3)     Priority Healthcare
                                       ---------      --------
Total................................  1,819,089      $195,750
                                       =========      ========


---------------


(1) Identifies tenants with leases that occupy 10% or more of the total net rentable square feet at the property.



(2) Property contained in the Brookdale Portfolio. See "--Brookdale
    Acquisition."



(3) The total investment for the Brookdale Portfolio was approximately $165.5 million.

BROOKDALE ACQUISITION



     In February 1998, the Company purchased a portfolio of 13 office buildings (the "Brookdale Portfolio") with an aggregate of approximately 1.5 million net rentable square feet for a total investment of approximately $165.5 million, or approximately $113 per net rentable square foot. The properties included in this portfolio are located in Fort Lauderdale, Florida; Greenville, South Carolina; Knoxville, Tennessee; Dallas and Houston, Texas; and Northern Virginia, Richmond and Virginia Beach, Virginia.



OTHER OFFICE ACQUISITIONS



     Parkway is currently evaluating more than $200 million of potential office property acquisitions. The Company has entered into a contract to purchase two properties containing approximately 181,000 net rentable square feet for a purchase price of approximately $12.8 million. These investments, which are expected to close in April and May 1998, are subject to the completion of Parkway's due diligence review and to customary closing conditions. The Company also has non-binding letters of intent with respect to two properties, containing approximately 638,000 net rentable square feet, whose aggregate proposed purchase price would be approximately $55 million. While there can be no assurance that Parkway will acquire any of such properties or that a large percentage of any of such properties will ultimately be acquired by Parkway, management expects to continue its aggressive acquisition pace while maintaining Parkway's strict acquisition criteria.



UPREIT STRUCTURE



     In January 1998, Parkway completed its reorganization into an umbrella partnership REIT ("UPREIT") structure under which all of Parkway's office building real estate assets are owned by the Operating Partnership. The Company anticipates that the UPREIT structure will enable it to pursue new investment opportunities by giving Parkway the ability to offer units in the Operating Partnership to property owners in exchange for office properties in transactions that may have preferable tax characteristics.



FINANCING ACTIVITIES



     In connection with the purchase of the Brookdale Portfolio, Parkway increased its secured acquisition revolving credit facility (the "Acquisition Facility") with a group of commercial banks from $55 million to $85 million and reduced the interest rate on the Acquisition Facility from LIBOR plus 1.75% to LIBOR plus 1.40% (7.0875% as of April 6, 1998). The Acquisition Facility matures on June 30, 1998. Also in connection with the purchase of the Brookdale Portfolio, Parkway obtained a $75 million unsecured line of credit with a commercial bank which is accompanied by negative pledges (i.e., the Company has agreed not to grant any other party a security interest in these assets) with respect to the 13 properties in the Brookdale Portfolio (the "February Facility"). The February Facility has an interest rate of 7.025% until April 24, 1998 and thereafter will have an interest rate of LIBOR plus 1.40% and matures on August 25, 1998. Parkway also has a secondary capital revolving credit facility with a maximum principal amount of $15 million (the "Working Capital Facility") which has an interest rate of LIBOR plus 1.40% (7.0875% as of April 6, 1998). The Working Capital Facility matures on June 30, 1998. As of December 31, 1997, on a pro forma as adjusted basis assuming completion of the Offering and the application of the net proceeds therefrom, there was approximately $187.0 million of total debt outstanding including approximately $0.3 million under the Acquisition Facility, approximately $75.0 million outstanding under the February Facility and approximately $6.5 million outstanding under the Working Capital Facility.



EQUITY OFFERINGS



     On February 23, 1998, Parkway completed the offering of 451,128 shares of Common Stock to a newly-formed unit investment trust. The offering resulted in net proceeds to Parkway of approximately $14.2 million, all of which were used in the purchase of the Brookdale Portfolio. On March 11, 1998, Parkway completed the offering of 855,900 shares of Common Stock to certain institutional investors. The offering resulted in net proceeds to Parkway of approximately $26.9 million, all of which were used to repay outstanding indebtedness under the Acquisition Facility.

                                  THE OFFERING



Securities Offered...............    2,400,000 shares of     % Series A
                                     Cumulative Redeemable Preferred Stock.



Ranking..........................    With respect to the payment of dividends
                                     and amounts upon liquidation, the Series A
                                     Preferred Stock will rank senior to the
                                     Common Stock which is the only capital
                                     stock of the Company currently outstanding.
                                     See "Description of Series A Preferred
                                     Stock -- Rank," "-- Dividends" and
                                     "-- Liquidation Preference."



Use of Proceeds..................    The net proceeds from the sale of the
                                     Series A Preferred Stock will be used to reduce borrowings under the Acquisition
                                     Facility. See "Use of Proceeds."



Dividends........................    Dividends on the Series A Preferred Stock
                                     are cumulative from the date of original
                                     issuance and are payable quarterly in
                                     arrears on or about the fifteenth day of
                                     each January, April, July and October to
                                     stockholders of record on the last business
                                     day of March, June, September and December,
                                     respectively, commencing on July 15, 1998,
                                     at the fixed rate of     % per annum of the
                                     Liquidation Preference (equivalent to a
                                     fixed annual rate of $          per share).
                                     The first dividend will be for less than a full quarter. Dividends on the Series A
                                     Preferred Stock will accrue whether or not the Company's credit facilities at any time prohibit the current payment of dividends, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. See "Description of Series A
                                     Preferred Stock -- Dividends."



Liquidation Preference...........    The liquidation preference for each share
                                     of Series A Preferred Stock is $25.00, plus an amount equal to all accrued and unpaid dividends (whether or not declared). See
                                     "Description of Series A Preferred
                                     Stock -- Liquidation Preference."



Redemption.......................




                                     The Series A Preferred Stock is not
                                     redeemable prior to April   , 2003. On and
                                     after such date, the Series A Preferred
                                     Stock may be redeemed for cash at the
                                     option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon, if any, to the date fixed for redemption. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source. In order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, a holder of shares of Series A Preferred Stock shall be deemed to violate the ownership limit in the Company's Charter, if such holder owns 9.8% or more (in value or in number, whichever is more restrictive) of the Company's outstanding Common Stock or Series A Preferred Stock. Shares held in violation of the ownership limit will be converted into Excess Stock. See "Description of Series A Preferred Stock -- Redemption" and "-- Restrictions on Ownership and Transfer."

Voting Rights....................    Holders of Series A Preferred Stock
                                     generally will have no voting rights except as required by law. However, whenever dividends on any shares of Series A
                                     Preferred Stock shall be in arrears for six or more quarterly periods (whether consecutive or not), the holders of such shares (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of a total of two directors of the Company until all dividends accumulated on such shares of Series A Preferred Stock have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment.
                                     In addition, certain changes to the terms of the Series A Preferred Stock that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A
                                     Preferred Stock. Holders of Series A
                                     Preferred Stock will have certain other
                                     voting rights under Maryland law. See
                                     "Description of Series A Preferred
                                     Stock -- Voting Rights."



Conversion.......................    The Series A Preferred Stock is not
                                     convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series A
                                     Preferred Stock may be exchanged by the
                                     Company for shares of Excess Stock in order to ensure that the Company remains a qualified REIT for federal income tax purposes. See "Description of Series A
                                     Preferred Stock -- Restrictions on
                                     Ownership and Transfer."



Restrictions on Ownership........    Ownership by a single holder of more than
                                     9.8% of any class or series of the capital stock of the Company, including the Series
                                     A Preferred Stock, is restricted in order to ensure that the Company remains a qualified REIT for federal income tax purposes. See "Description of Series A
                                     Preferred Stock -- Restrictions on
                                     Ownership and Transfer."



Maturity.........................    The Series A Preferred Stock has no stated
                                     maturity and will not be subject to any
                                     sinking fund or mandatory redemption. See
                                     "Description of Series A Preferred
                                     Stock -- Maturity."



Trading..........................    Application has been made to list the
                                     Series A Preferred Stock on the NYSE under the symbol "PKY PrA." If approved, trading of the Series A Preferred Stock on the NYSE is expected to commence within a 30-day period after the initial delivery of the shares of Series A Preferred Stock.

                                  RISK FACTORS



     An investment in the Series A Preferred Stock involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before making a decision to purchase the Series A Preferred Stock.



FAILURE TO MANAGE RAPID GROWTH AND INTEGRATE OPERATIONS



     Parkway is currently experiencing a period of rapid growth. Parkway has acquired 15 office properties with approximately 1.8 million net rentable square feet since January 1, 1998. The integration of the Recent Acquisitions into existing management and operating structures presents a significant management challenge. Although Parkway believes it has sufficient management depth to lead Parkway through this period of rapid growth, there can be no assurance that Parkway will be able to assimilate the Recent Acquisitions or any further acquisitions into its portfolio without certain operating disruptions and unanticipated costs. The failure to successfully integrate the Recent Acquisitions could have a material adverse effect on the results of operations and financial condition of Parkway and its ability to pay expected distributions to stockholders. Also, Parkway is evaluating many potential acquisitions, the process of which involves costs which are non-recoverable. There can be no assurance that properties which are acquired will perform in accordance with expectations or that cost estimates for improvements to the acquired properties in order to bring them up to the Company's standards will be accurate. In addition, beginning November 1, 1997, Parkway began to expand its current self-management for office properties it owns or may acquire in Houston, Atlanta, Dallas, Charlotte, Winston-Salem, Columbia, Knoxville, Memphis and Ft. Lauderdale. Parkway has managed its Properties in Jackson, Mississippi since 1992. There can be no assurance that the cost benefits anticipated in connection with such self-management will be achieved or that Parkway will successfully integrate the operational structure necessary for the self-management of such properties.



REAL ESTATE FINANCING RISKS



     The required repayment of debt or interest thereon could adversely affect Parkway's financial condition. Parkway is subject to the risks normally associated with debt financing, including the risk that Parkway's cash flow will be insufficient to meet required payments of principal and interest, the risk of violating loan covenants, the risk of rising interest rates on Parkway's variable rate debt and the risk that Parkway will not be able to repay or refinance existing indebtedness on its Properties at maturity (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. There can be no assurance that Parkway will be able to refinance any indebtedness it may incur or otherwise obtain funds by selling assets or raising equity to make required payments on indebtedness.



     As of April 6, 1998, 13 of the Properties secured non-recourse mortgage indebtedness totaling approximately $104.2 million, seven of the Properties secured the Acquisition Facility, a building owned by a partnership in which Parkway is a 50% partner secured mortgage indebtedness of approximately $812,000, and negative pledges (i.e., the Company has agreed not to grant any other party a security interest in these assets) with respect to 13 of the Recent Acquisitions were in place for the February Facility. In addition, properties which Parkway may acquire in the future could be mortgaged to secure payment of indebtedness. If Parkway is unable to generate funds to cover required payments of principal and interest on borrowings secured by any of these properties, the mortgage securing such properties could be foreclosed upon by, or such properties could otherwise be transferred to, the mortgagee with a consequent loss of income and asset value to Parkway.



     Rising interest rates could adversely affect Parkway's cash flow. Advances under the Acquisition Facility, the Working Capital Facility and the February Facility will bear interest at variable rates. In addition, Parkway may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Accordingly, increases in interest rates could increase Parkway's interest expense, which could adversely affect Parkway's financial condition and ability to pay expected distributions to stockholders.



     Parkway's organizational documents contain no limitation on debt which could adversely affect Parkway's cash flow. Parkway currently has a policy of maintaining what the Company believes to be conservative leverage.

As of December 31, 1997, on a pro forma as adjusted basis assuming the completion of the Offering and the application of the proceeds therefrom, Parkway's ratio of debt to total market capitalization (based on the closing stock price on April 6, 1998 of $33.1875 per share of Common Stock) was approximately 30.4%. Also as of December 31, 1997, on a pro forma as adjusted basis assuming the completion of the Offering and the application of the proceeds therefrom, Parkway had outstanding consolidated indebtedness of approximately $187.0 million, all of which is secured and approximately $105.2 million of which is fixed rate mortgage indebtedness. As of December 31, 1997, on a pro forma as adjusted basis assuming the completion of the Offering and the application of the proceeds therefrom, there was approximately $0.3 million outstanding under the Acquisition Facility, approximately $6.5 million outstanding under the Working Capital Facility and approximately $75.0 million outstanding under the February Facility. Parkway's organizational documents do not contain any limitation on the amount of indebtedness it may incur. Accordingly, the Board of Directors could alter or eliminate its current debt policy and would do so, for example, if it were necessary in order for Parkway to continue to qualify as a REIT. If this policy were changed, Parkway could become more highly leveraged, resulting in an increase in debt service that could adversely affect Parkway's financial condition and cash available for distribution to stockholders and could increase the risk of default on Parkway's indebtedness.



REAL ESTATE INVESTMENT RISKS



     General Risks. Parkway's investments generally consist of investments in office buildings and as such will be subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of Parkway's real estate investments and Parkway's financial condition and ability to make expected distributions to its stockholders will be dependent upon its ability to operate the Properties in a manner sufficient to maintain or increase revenues and to generate sufficient income in excess of operating expenses. Income from the Properties may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, changes in interest rates and in the availability, cost and terms of mortgage financings, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war and other factors which are beyond the control of Parkway.



     Dependence on Primary Markets. Substantially all of the Properties are located in the Southeastern United States and Texas and, therefore, Parkway's financial condition and its ability to make expected distributions to stockholders will be linked to economic conditions in these markets as well as the market for office space generally. To the extent that these conditions impact the market rents for office space, they could have an adverse effect on Parkway's financial condition and ability to make expected distributions to stockholders.



     Acquisition Risks. Parkway intends to pursue acquisitions of additional properties and, under appropriate circumstances, may pursue development opportunities. Acquisitions entail risks that such properties will fail to perform in accordance with expectations and that estimates of the cost of improvements necessary to market, acquire and operate the properties will prove inaccurate as well as general risks associated with any new real estate or operating company acquisitions. The fact that Parkway generally must distribute 95% of its ordinary taxable income in order to maintain its qualification as a REIT may limit Parkway's ability to rely upon lease income from its Properties or subsequently acquired properties to finance acquisitions. As a result, if debt or equity financing were not available on acceptable terms, further acquisitions might be curtailed or Parkway's financial condition and cash available for distribution to stockholders might be adversely affected.



     Tenant Defaults. A substantial part of Parkway's revenues and income is derived from rental income from real property. Consequently, Parkway's financial condition and ability to make expected distributions to stockholders and to use its Properties as collateral for its borrowings would be adversely affected if a significant number of tenants failed to meet their lease obligations. In the event of a default by a tenant, Parkway may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. At any time, a tenant may also seek protection under the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby adversely affect Parkway's financial condition and ability to make expected distributions to stockholders. If a tenant rejects its lease pursuant to applicable bankruptcy laws, Parkway's claim for breach of the lease in excess of any applicable security deposit would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payment or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments).



     Value and Illiquidity of Real Estate. Real estate investments are relatively illiquid. Parkway's ability to vary its portfolio in response to changes in economic and other conditions will therefore be limited. If Parkway must sell an investment, there can be no assurance that it will be able to dispose of the investment in the time period it desires or that the sales price of the investment will recoup or exceed the amount of Parkway's cost for the investment.



     Environmental Matters. Parkway's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow by using such real property as collateral. Persons who arrange for the transportation, disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated, by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Parkway is not aware of any material ACM problems at its Properties. However, there can be no assurance that ACMs do not exist at Properties owned by Parkway. If there are ACMs at the Properties that require removal or other remediation, the cost thereof could be substantial. This fact could have an adverse effect on the value of such Property.



     Environmental laws may also impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of its Properties, Parkway may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect Parkway's results of operations and financial condition and ability to make expected distributions to stockholders. Phase I environmental site assessments ("ESAs") have been conducted at all but one of the office Properties by qualified independent environmental engineers. The purpose of Phase I ESAs is to identify potential sources of contamination for which any of the Properties may be responsible and to assess the status of environmental regulatory compliance. The ESAs have not revealed any environmental liability or compliance concerns that Parkway believes would have a material adverse effect on its business, assets, results of operations or liquidity. With the exception of Schlumberger (formerly Veritas Technology Center)("Schlumberger"), which is adjacent to a Texaco-branded service station, Parkway is not aware of any such liability or concerns. Nevertheless, it is possible that these ESAs did not reveal all environmental liabilities or compliance concerns or that material environmental liabilities or compliance concerns exist of which Parkway is currently unaware. Parkway has not been notified by any governmental authority, and has no other knowledge of, any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental substances in connection with any of the Properties. Parkway intends to perform additional Phase I ESAs with respect to properties acquired in the future.



     Environmental due diligence performed in connection with the purchase of the Schlumberger property disclosed that the Texaco-branded service station located on the neighboring property has released certain petroleum products which may have migrated from the station to the Schlumberger property. The owner of the neighboring property, Star Enterprise ("Star"), pursuant to an indemnity agreement (the "Indemnity Agreement") dated January 1998 between Star and Veritas Real Estate (U.S.A.), Inc. (the prior owner of the

Schlumberger property), has agreed to indemnify and hold harmless all future owners of the Schlumberger property from all losses incurred in connection with the presence of petroleum hydrocarbons on the Schlumberger property from the station. Parkway believes that Star has sufficient financial resources to indemnify Parkway for any potential costs related to the clean up of the petroleum hydrocarbons. However, if Star is unable to fully comply with its indemnity obligation, Parkway may be subject to liability and costs associated with any clean up of the petroleum hydrocarbons.



     Competition. All of the Properties owned by Parkway are located in developed areas. There are numerous other office properties and real estate companies within the market area of each such Property which will compete with Parkway for tenants and acquisition and development opportunities. The number of competitive office properties and real estate companies in such areas could have a material effect on (i) Parkway's ability to rent space at the Properties; (ii) the amount of rents currently charged and to be charged upon expiration of leases; (iii) the amount of tenant improvements and other tenant concessions required to lease the Properties; and (iv) acquisition and development opportunities. Parkway will compete for tenants and acquisitions with other competitors who may have greater resources than Parkway.



     Uninsured and Underinsured Losses. Parkway has obtained or has caused its tenants to obtain commercial general liability, fire and extended coverage insurance with respect to its Properties of the types and in the amounts which Parkway believes is of the type and amount customarily obtained for or by an owner of office properties. Parkway plans to obtain similar coverage for any properties acquired in the future. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Board of Directors and management of Parkway will use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the investments of Parkway, as the case may be, at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment of Parkway. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by Parkway might not be adequate to restore its economic position with respect to such property.



     Property Taxes. The Properties are subject to real property taxes. The real property taxes on the Properties may increase or decrease as property tax rates change and as the value of the Properties are assessed or reassessed by taxing authorities. If property taxes increase, Parkway's ability to make distributions to its stockholders could be adversely affected.



     Cost of Compliance with Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990, as amended (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the public accommodations provision of the ADA could require the removal of access barriers, and noncompliance could result in the imposition of fines or awards of damages. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. In many instances, the applicability and requirements of the ADA are not clear. Accordingly, the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material adverse effect on Parkway's financial condition, such costs could be substantial. Parkway has not undertaken ADA studies of all of its Properties and, as to those Properties with respect to which Parkway has not undertaken ADA studies, possible costs of compliance could arise.



CONFLICTS OF INTEREST



     Leland R. Speed serves as Chairman of both Parkway and EastGroup Properties, Inc., a REIT with a focus on industrial properties in sunbelt states and California. As both companies carry out their strategic plans, management of each company has stated its intention not to transfer properties between the two entities, and each company intends to pursue its distinct corporate plan. There can be no assurance that conflicts of interest will not arise between the two companies in the future.

LIMITS ON CHANGES IN CONTROL



     Certain provisions contained in the Charter and in Parkway's Bylaws, certain of Parkway's agreements and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for Parkway and may thereby inhibit a change in control of Parkway. These include provisions of the Maryland General Corporation Law relating to certain "business combinations" and "control share" acquisitions involving Maryland corporations, Parkway's Rights Agreement (described under "Description of Common Stock" in the accompanying Prospectus), Parkway's Change in Control Agreements with certain executive officers, and certain provisions of the Charter intended to protect Parkway's status as a REIT described below under "-- Possible Adverse Consequences of Limits on Ownership of Shares." Such provisions may (i) deter tender offers for the capital stock of the Company, which may be attractive to the stockholders; or (ii) deter purchases of large blocks of the capital stock of the Company, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices.



POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF SHARES



     Certain provisions of the Charter provide that if a transfer of stock of Parkway or a change in the capital structure of Parkway would result in (i) any person (as defined in the Charter) directly or indirectly acquiring beneficial ownership of more than 9.8% (in value or in number, whichever is more restrictive) of the outstanding capital stock of Parkway excluding Excess Stock;
(ii) the outstanding shares of Parkway being constructively or beneficially owned by fewer than 100 persons; (iii) Parkway being "closely held" within the meaning of Section 856 of the Internal Revenue Code of 1986, as amended (the "Code"), then: (A) any proposed transfer will be void ab initio and will not be recognized by Parkway; (B) Parkway will have the right to redeem the shares proposed to be transferred; and (C) the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the excess stock, par value $0.001 per share, of Parkway ("Excess Stock"), having no dividend or voting rights. Holders of Excess Stock do have certain rights in the event of any liquidation, dissolution or winding up of the Company. The Charter further provides that the Excess Stock will be held by Parkway as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are retransferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are satisfied. These provisions are designed to enable Parkway to meet the share ownership requirements applicable to REITs under the Code, but may also have the effect of discouraging tender offers or purchases of large blocks of stock, thereby limiting the opportunity for stockholders to receive a premium for their shares over then-prevailing market prices.



POSSIBLE ADVERSE IMPACT OF MARKET CONDITIONS ON MARKET PRICE



     The market value of the Series A Preferred Stock could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead purchasers of the Series A Preferred Stock to demand a higher annual dividend yield on the Series A Preferred Stock, which could adversely affect the market price of the Series A Preferred Stock. Moreover, numerous other factors, such as government regulatory action and changes in tax laws, could have a significant impact on the future market price of the Series A Preferred Stock or other securities.



REIT ELECTION TAX RISKS



     Parkway intends to elect and qualify to be taxed as a REIT under the Code, commencing with its taxable year beginning January 1, 1997. Although management of Parkway believes that Parkway has been organized and operated and will continue to operate in such a manner so as to qualify to be taxed as a REIT, no assurance can be given that Parkway has operated or will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT depends upon Parkway's ability to meet, on a continuing basis, the various highly technical and complex Code provisions and REIT qualification rules, which include (i) maintaining ownership of specified minimum levels of real estate related assets; (ii) generating specified minimum levels of real estate related income; (iii) maintaining certain diversity of ownership requirements with respect to Parkway shares; (iv) having no positive earnings and profits account from years in which Parkway was not qualified as a REIT; and (v) distributing at least 95% of all real estate investment trust taxable income on an annual basis. There are only limited judicial and administrative interpretations of such rules. Furthermore, the determination of various factual matters and circumstances not entirely within Parkway's control may affect Parkway's ability to qualify as a REIT.



     If Parkway fails to qualify as a REIT, Parkway will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, Parkway will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of Parkway available for investment or distribution to stockholders because of the additional tax liability to Parkway for the year or years involved. In addition, distributions would no longer be required to be made. To the extent that distributions to stockholders had been made in anticipation of Parkway's qualifying as a REIT, Parkway might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. See "Federal Income Tax Considerations -- Taxation of the Company" in the Prospectus attached hereto.



FORWARD-LOOKING STATEMENTS



     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Prospectus Supplement, the accompanying Prospectus and other materials filed or to be filed by the Company with the Securities and Exchange Commission (the "Commission") under the Exchange Act and incorporated by reference in the accompanying Prospectus contain or will contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements include information relating to acquisitions and other business development activities, future capital expenditures, estimates of market rental rates, financing sources and availability and the effects of regulations (including environmental regulation) and competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements contained in this Prospectus Supplement or the accompanying Prospectus or incorporated by reference in such Prospectus. These risks and uncertainties include, but are not limited to, uncertainties affecting real estate businesses generally (such as entry into new leases, renewals of leases and dependence on tenants' business operations), risks relating to acquisition and development activities, possible environmental liabilities, risks relating to leverage, debt service and obligations with respect to the payment of dividends (including availability of financing terms acceptable to the Company and sensitivity of the Company's operations to fluctuations in interest rates), the potential for the need to use borrowings to make distributions necessary for the Company to qualify as a REIT or to fund the payment of dividends, dependence on the primary markets in which the Properties are located, the existence of complex regulations relating to the Company's status as a REIT and the adverse consequences of the failure of the Company to qualify as a REIT and the potential adverse impact of market interest rates on the market price for the Company's securities.

                                  THE COMPANY



GENERAL



     Parkway is a self-administered REIT specializing in the acquisition, ownership, management, financing and leasing of office properties in the Southeastern United States and Texas. Parkway and its predecessors have been public companies engaged in the real estate business since 1971, and have successfully operated and grown through several real estate cycles. As of April 6, 1998, Parkway owned or had an interest in 47 office properties in 12 states encompassing approximately 6.5 million net rentable square feet. The Company seeks to acquire Class A, A- or B+ office properties ranging in size from 50,000 to 500,000 net rentable square feet in markets characterized by above average employment and population growth.



     Parkway generally seeks to purchase office properties at significant discounts to replacement cost, and whose current rental rates are at or below market rental rates. Since January 1, 1998, the Company has acquired 15 office properties aggregating approximately 1.8 million net rentable square feet for a total investment of approximately $195.8 million, or approximately $107.61 per net rentable square foot, at initial unleveraged yields averaging 8.7%. Total investment is defined as purchase price plus estimated closing costs plus anticipated capital expenditures during the first 12 to 24 months of ownership for tenant improvements, commissions, upgrades and capital improvements to bring the building up to the Company's standards.



     In January 1998, Parkway completed its reorganization into an UPREIT structure under which all of Parkway's office building real estate assets are owned by the Partnership. The Company anticipates that the UPREIT structure will enable it to pursue new investment opportunities by giving Parkway the ability to offer units in the Partnership to property owners in exchange for office properties in transactions that may have preferable tax characteristics.



     Parkway's principal office is located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195. Its telephone number is
(601) 948-4091 and the Company maintains a web site at http://www.parkwayco.com.



MANAGEMENT TEAM



     The Company believes that the strength of its management team provides a significant competitive advantage in the ownership, acquisition and management of office properties. Parkway's management team of office property specialists has proven capabilities in office property (i) acquisition; (ii) ownership;
(iii) management; (iv) leasing; (v) financing; and (vi) re-positioning. The Company believes these capabilities will allow Parkway to continue to create office property value in all phases of the real estate cycle. Parkway's nine senior officers have an average of approximately 16 years of real estate industry experience, and have worked together at Parkway or its predecessors for an average of approximately ten years. Management has developed a highly service-oriented management culture and believes that its proactive leasing, property management and asset management activities will result in higher retention rates and higher rental rates and will continue to translate into enhanced stockholder value.



INVESTMENT STRATEGY



     The purchase of the Mtel Centre in Jackson, Mississippi in July 1995 marked the implementation of the Company's business strategy of focused investment in office properties, located in markets characterized by employment and population growth above the United States average. As part of this strategy, the Company has (i) completed the acquisition of 43 office properties, encompassing approximately 6.1 million net rentable square feet, for a total investment of in excess of $535.1 million; and (ii) sold substantially all of its non-office assets. Management believes that it will be able to further identify substantial opportunities for office property investments that satisfy its strict acquisition criteria.



     Parkway generally seeks to acquire well-located Class A, A- or B+ (as classified within their respective markets) multi-story office buildings which are located in primary or secondary markets in the Southeastern United States and Texas, ranging in size from 50,000 to 500,000 net rentable square feet and which have current and projected occupancy levels in excess of 70% and adequate parking to accommodate full occupancy. The Company targets buildings which are occupied by a major tenant (or tenants) (e.g., a tenant that accounts for at least 30% of the building's total rental revenue and has at least five years remaining on its lease). Parkway strives to purchase office buildings at initial unleveraged yields on its total investment in the range of 9% to 11% per annum. The Company defines initial unleveraged yield as net operating income divided by total investment, where net operating income represents budgeted cash operating income for the current year at current occupancy rates and at rental rates currently in place with no adjustments for anticipated expense savings, increases in rental rates, additional leasing or straight line rent. Leases that expire during the year are assumed to renew at market rates unless interviews with tenants during pre-purchase due diligence indicate a likelihood that a tenant will not renew. For properties that the Company self-manages or will self-manage, net operating income also includes the management fee expected to be earned during the year. Total investment is defined as purchase price plus estimated closing costs plus anticipated capital expenditures during the first 12 to 24 months of ownership for tenant improvements, commissions, upgrades and capital improvements to bring the building up to the Company's standards. The Company also generally seeks to acquire properties whose total investment per net rentable square foot is at least 25% below estimated replacement cost and whose current rental rates are at or below market rental rates. While the Company seeks to acquire properties which meet all of the acquisition criteria, specific property acquisitions are evaluated individually and may not meet one or more of the acquisition criteria at the date of purchase.



     Parkway believes that its focus on its existing and targeted high-growth markets in the Southeastern United States and Texas should provide further opportunities to enhance stockholder value. Parkway is presently focusing its resources on acquisitions in both its existing markets and targeted markets including, but not limited to, Columbia, Nashville and Tampa. The Company has targeted these expansion markets based on positive economic indicators such as above average employment and population growth and strong real estate market conditions. The Company believes that its successful track record for creating value for stockholders through selective acquisitions is a result of management's extensive real estate and public company experience and disciplined acquisition philosophy.



     In addition to direct real estate acquisitions, Parkway's investment strategy has also historically included the consummation of business combination transactions with other public real estate and financial companies which Parkway deemed to be undervalued. Since 1979, Parkway has completed eight such business combinations. Management may pursue similar business transactions on a selected basis in order to enhance stockholder value.



OPERATING STRATEGY



     Parkway has developed a service-oriented operating strategy structured to preserve and enhance the value of the Properties. Parkway's operating strategy is focused on maximizing tenant retention through personalized programs and a high level of interaction with its tenants. In order to strengthen its relationships with its tenants, the Company promoted one of its asset managers to the position of full-time tenant advocate. Parkway's tenant advocate is responsible for maintaining a continuous dialogue with tenants at all of the Properties. The Company believes that fostering such relationships with its tenants will lead to higher tenant satisfaction, resulting in improved operating results and consistent increases in property cash flows. Also, as part of its operating strategy, Parkway adheres to strict guidelines in selecting tenants for its Properties, generally based on credit quality, long-term business prospects and contribution to the Property's existing tenant mix, among other criteria.



     To further this operating strategy, Parkway strives to create a service-oriented management culture where all managers are trained and focused on providing quality service to the Company's tenants. Parkway's employees are trained in all areas of office property operations. Parkway relies on in-house training and development of its senior employees, and each potential executive is required to oversee the management of one of the Properties for a period of two years, during which period the potential executive is expected to oversee all aspects of office property management.



     The Company's service-oriented management culture is further exemplified by its "4F Program," which refers to "Flags, Flowers, Fixtures and Fellowship." This program provides a guideline for property enhancements and national performance standards for each Property. As part of the "4F Program," Parkway seeks to build tenant satisfaction through many incentives, including (i) the installation of the Flag of the United States of America and appropriate state flags in front of the Property; (ii) high-quality landscaping and placement of fresh flowers throughout the Property; (iii) selectively commissioning art work and coordinating with local museums to arrange exhibits in the lobby area; and (iv) organizing regular tenant appreciation gatherings, lunches and breakfasts. The Company believes such proactive Property management has resulted in increased tenant satisfaction and higher retention rates. Since October 1, 1997, this program has been monitored by a full time tenant advocate whose duties are to ensure the highest standards of customer service.



     Parkway has managed its Properties in Jackson, Mississippi since 1992. Beginning November 1, 1997, Parkway began to expand its self-management to office properties that it owns or may acquire in Houston, Atlanta, Dallas, Charlotte, Winston-Salem, Columbia, Knoxville, Memphis and Ft. Lauderdale. Parkway self-manages in excess of 80% of its current portfolio on a net rentable square footage basis. The Company benefits from a fully integrated management infrastructure, provided by its wholly-owned management subsidiary, Parkway Realty Services, LLC, a Delaware limited liability company ("Parkway Realty"). In addition to certain of the Properties, Parkway Realty currently manages and/or leases approximately one million net rentable square feet for third parties. The Company is in the process of expanding its management efforts through plans to expand the self-management of its Properties to all markets as its presence in those markets reaches the minimum net rentable square footage in those markets necessary to make it cost efficient to self-manage. The Company believes self-management results in higher tenant retention and allows the Company to enhance stockholder value through the application of its proactive management style. As of April 6, 1998, the Company had 120 employees.



FINANCING STRATEGY



     Parkway intends to maintain a conservative capital structure with a total debt to total market capitalization ratio ranging between 25% and 40%. As of April 6, 1998, the Company's ratio of debt to total market capitalization was 40.9% and as of December 31, 1997, on a pro forma as adjusted basis, was 30.4%. The Company intends to optimize its financial flexibility through the utilization of both secured and unsecured debt, as well as through a variety of equity and equity-linked financial instruments, including preferred stock, in order to finance its investment and operational strategies to maximize stockholder returns. The Company does not anticipate that its 1998 dividend payout ratio will exceed 50% of its FFO, which should allow Parkway to generate a significant amount of retained cash for use in the acquisition of office properties. However, there can be no assurance that the Company will maintain this ratio.



ELECTION OF REIT STATUS



     Until December 31, 1996 Parkway operated as a real estate operating company. For the taxable years 1995 and 1996 Parkway paid virtually no federal income taxes ($64,000 in 1995 and none in 1996) primarily because Parkway utilized certain net operating losses ("NOLs") to shelter most of Parkway's income from such taxes. However, the increase in the number of outstanding shares of Common Stock which resulted from the completion of a private placement of shares of Common Stock in June 1996 and certain business combination transactions in 1994 and 1995 caused the use of Parkway's NOLs to be significantly limited in any one year. Accordingly, Parkway's Board of Directors determined that it was in the best interests of Parkway and its stockholders to elect to qualify Parkway as a REIT under the Code for the taxable year beginning January 1, 1997, which allows Parkway to not be subject to federal income tax on its net income distributed to stockholders even if its NOLs are limited or exhausted, provided it meets various REIT requirements. See "Federal Income Tax Considerations" in the accompanying Prospectus and "Certain Federal Income Tax Considerations" herein.



DISPOSITIONS



     Since January 1, 1995, Parkway has pursued a strategy of liquidating its non-office assets and office building investments outside its area of geographic focus, and using the proceeds from such sales to acquire office properties in the Southeastern United States and Texas. In accordance with this strategy, since January 1, 1995, Parkway has sold assets with a book value of approximately $41 million for approximately $62 million, resulting in an aggregate gain for financial reporting purposes of approximately $21 million. The book value of all remaining non-office building real estate assets and mortgage loans, all of which are for sale, was approximately $5.4 million as of December 31, 1997. Parkway also will consider liquidating office assets located in areas of the country where the Company's investment criteria cannot be met and/or the market is showing signs of significant over-building.

                                   PROPERTIES


OFFICE PROPERTIES



     Properties. The following table contains certain information with respect to the Properties, including the Recent Acquisitions:


                                                                        PERCENT      PERCENT
                                                         TOTAL NET      OF TOTAL     LEASED
                                           TOTAL         RENTABLE     NET RENTABLE    AS OF
STATE, CITY, SUBMARKET, PROPERTY NAME  INVESTMENT (1)   SQUARE FEET   SQUARE FEET    2/28/98   YEAR BUILT
-------------------------------------  --------------   -----------   ------------   -------   ----------
ALABAMA
 BIRMINGHAM
 Hoover/Riverchase
  Vestavia Center.................      $  5,050,000        75,880         1.17%        98%          1988
ARKANSAS
 LITTLE ROCK
 West Little Rock
  Little Rock Plaza...............        10,425,000       116,596         1.80         83           1986
FLORIDA
 FORT LAUDERDALE
 Deerfield Beach
  Hillsboro Center I-IV (3).......                (4)       99,533         1.54         91        1981-85
  Hillsboro Center V (3)..........                (4)      115,885         1.79         99           1985
 ST. PETERSBURG
 Central Business District
  SouthTrust Bank Building (3)....        17,750,000       195,627         3.03         93           1985
GEORGIA
 ATLANTA
 Airport/South Atlanta
  Waterstone......................         8,390,000        92,747         1.43        100           1987
 Central Perimeter
  Falls Pointe....................         9,249,000       105,655         1.63         99           1990
  Hightower Centre................         7,100,000        78,229         1.21         97           1983
  Roswell North...................         4,921,000        57,719         0.89         94           1986
 Northwest/I-75
  Meridian........................        10,650,000       100,932         1.56        100           1985
  Lakewood II.....................        11,650,000       118,750         1.84        100           1986
INDIANA
 INDIANAPOLIS
 Speedway
  Corporate Square West...........         2,892,000        95,989         1.48         94           1968
LOUISIANA
 NEW ORLEANS
 East
  Wink Building (5)...............         1,542,000        32,325         0.50        100           1987


                                                               SIGNIFICANT
STATE, CITY, SUBMARKET, PROPERTY NAME                          TENANTS (2)
-------------------------------------  ------------------------------------------------------------
ALABAMA
 BIRMINGHAM
 Hoover/Riverchase
  Vestavia Center.................                              Sprint PCS
                                                       Primerica Financial Services
                                                          Baptist Health Systems
ARKANSAS
 LITTLE ROCK
 West Little Rock
  Little Rock Plaza...............                            Fireman's Fund
                                                             American Express
FLORIDA
 FORT LAUDERDALE
 Deerfield Beach
  Hillsboro Center I-IV (3).......                       National Lending Center
  Hillsboro Center V (3)..........                            Dart Container
                                                          Smith, Seckman & Reid
 ST. PETERSBURG
 Central Business District
  SouthTrust Bank Building (3)....                           SouthTrust Bank
                                                       Harris, Barrett, Mann & Dew
                                                        First American Real Estate
GEORGIA
 ATLANTA
 Airport/South Atlanta
  Waterstone......................                              Aeronomics
                                                          The Hertz Corporation
 Central Perimeter
  Falls Pointe....................                                 Lynk
                                                                  Cigna
                                                          The Industrial Company
  Hightower Centre................                             Sybra, Inc.
                                                        Municipal Waste Management
  Roswell North...................                       Thyssen Haniel Logistics
                                                            Roberts Properties
 Northwest/I-75
  Meridian........................                     Technical Service Solutions
  Lakewood II.....................                          Colgate Palmolive
                                                             Magnus Software
                                                            Facility Holdings
INDIANA
 INDIANAPOLIS
 Speedway
  Corporate Square West...........                             Metro Health
LOUISIANA
 NEW ORLEANS
 East
  Wink Building (5)...............                        Wink Engineering, Inc.

                                                                        PERCENT      PERCENT
                                                         TOTAL NET      OF TOTAL     LEASED
                                           TOTAL         RENTABLE     NET RENTABLE    AS OF
STATE, CITY, SUBMARKET, PROPERTY NAME  INVESTMENT (1)   SQUARE FEET   SQUARE FEET    2/28/98   YEAR BUILT
-------------------------------------  --------------   -----------   ------------   -------   ----------
MISSISSIPPI
 JACKSON
 Central Business District
  One Jackson Place...............        26,028,000       218,582         3.38        100           1986
  Mtel Centre.....................        14,189,000       261,215         4.04         99           1987(6)
 I-55 North
  IBM Building....................         7,143,000        93,563         1.45        100           1986
NORTH CAROLINA
 CHARLOTTE
 I-77/Southwest
  Charlotte Park Executive Center...      15,195,000       186,996         2.89         93          1982/(7)
                                                                                                    1984/
                                                                                                     1986
 WINSTON-SALEM
 Central Business District
  BB&T Financial Center...........        25,316,000       238,919         3.69         99           1988
SOUTH CAROLINA
 COLUMBIA
 Central Business District
  NationsBank Tower...............        21,675,000       296,929         4.59         97           1973
 GREENVILLE
 East Greenville
  Healthsource (3)................                (4)       46,047         0.71        100           1986
TENNESSEE
 KNOXVILLE
 Central Business District
  First Tennessee Plaza...........        32,623,000       425,748         6.58         89           1978
 West County
  Executive Tower I (3)...........                (4)       88,220         1.36         93           1982
 MEMPHIS
 Central Business District
  Morgan Keegan Tower.............        37,100,000       334,668         5.18         88           1985
 East
  Forum II & Forum III............        16,864,000       177,250         2.74        100           1985
TEXAS
 DALLAS
 Far North/Tollway
  Atrium At Bent Tree (3).........                (4)      112,560         1.74         93           1982
  The Belvedere (3)...............                (4)      138,836         2.15         85           1984


                                                               SIGNIFICANT
STATE, CITY, SUBMARKET, PROPERTY NAME                          TENANTS (2)
-------------------------------------  ------------------------------------------------------------
MISSISSIPPI
 JACKSON
 Central Business District
  One Jackson Place...............                                 Mtel
                                                 Forman Perry Watkins Krutz & Tardy, PLLC
  Mtel Centre.....................                                 Mtel
                                                              Phelps Dunbar
 I-55 North
  IBM Building....................                           Nichols Research
                                                                   IBM
                                                                   GMAC
NORTH CAROLINA
 CHARLOTTE
 I-77/Southwest
  Charlotte Park Executive Center...                   Premier Health Systems, Inc.
                                                       Bell South Business Systems

 WINSTON-SALEM
 Central Business District
  BB&T Financial Center...........                  Womble, Carlyle, Sandridge & Rice
                                                         BB&T Southern Financial
SOUTH CAROLINA
 COLUMBIA
 Central Business District
  NationsBank Tower...............                             NationsBank
                                                       Wilbur Smith and Associates
                                                             McNair Law Firm
 GREENVILLE
 East Greenville
  Healthsource (3)................                         HealthSource of S.C.
                                                            Webster University
TENNESSEE
 KNOXVILLE
 Central Business District
  First Tennessee Plaza...........                         First Tennessee Bank
 West County
  Executive Tower I (3)...........                           Dial Call, Inc.
                                                            Electrotek Concept
                                                    Eastern Tennessee Human Resources
 MEMPHIS
 Central Business District
  Morgan Keegan Tower.............                            Morgan Keegan
 East
  Forum II & Forum III............                        Process Systems, Inc.
                                                             Federal Express
                                                      Insituform Technologies, Inc.
TEXAS
 DALLAS
 Far North/Tollway
  Atrium At Bent Tree (3).........                     Gleason/Calisle & Associates
                                                       Gaffney, Cline & Associates
                                                              Campbell Sales
  The Belvedere (3)...............                               VeriFone
                                                           Moore Business Forms

                                                                        PERCENT      PERCENT
                                                         TOTAL NET      OF TOTAL     LEASED
                                           TOTAL         RENTABLE     NET RENTABLE    AS OF
STATE, CITY, SUBMARKET, PROPERTY NAME  INVESTMENT (1)   SQUARE FEET   SQUARE FEET    2/28/98   YEAR BUILT
-------------------------------------  --------------   -----------   ------------   -------   ----------
 Las Colinas
  Fairway.........................         7,205,000        82,268         1.27        100           1980
 Telecom Corridor
  Courtyard at Arapaho............        15,425,000       200,726         3.10         98           1986
 HOUSTON
 Energy Corridor
  One Park 10.....................         7,259,000       161,220         2.49         96           1982
  Woodbranch......................         4,195,000       109,291         1.69         99           1982
  Ashford II......................         2,627,000        58,511         0.90         92           1977
  Schlumberger (formerly Veritas)
   (3)............................        12,500,000       155,324         2.40        100           1983
 Northbelt
  400 North Belt..................        11,010,000       221,372         3.42         99           1982
  One Commerce Green (3)..........                (4)      339,171         5.24         99           1983
 Southwest Freeway
  Comerica Bank Building (3)......                (4)      195,689         3.03         98           1983
  Sugar Grove.....................         8,630,000       121,953         1.89         99           1982
 Westchase
  West Office Building............           469,000        20,900         0.32        100           1986
  Tensor Building.................         3,050,000        91,960         1.42        100           1983
 West Houston
  Raytheon........................        16,060,000       148,175         2.29        100           1983
VIRGINIA
 ALEXANDRIA
 395 Corridor
  Cherokee Business Center........         3,691,000        53,838         0.83         96           1985
 CHESAPEAKE
 Hampton Roads
  Greenbrier Towers...............        16,294,000       173,835         2.69         97      1985/1987(8)
 RICHMOND
 Northwest
  Glen Forest (3).................                (4)       80,842         1.25        100           1985
 Southwest
  Moorefield II (3)...............                (4)       47,203         0.73         98           1985

  Moorefield III (3)..............                (4)       50,230         0.78        100           1986
 STERLING
 Loudoun County
  Loudoun Plaza (3)...............                (4)       71,750         1.11        100           1989


                                                               SIGNIFICANT
STATE, CITY, SUBMARKET, PROPERTY NAME                          TENANTS (2)
-------------------------------------  ------------------------------------------------------------
 Las Colinas
  Fairway.........................                    Associates First Capital Corp.
                                                          Don and Carol Campbell
 Telecom Corridor
  Courtyard at Arapaho............                  Northern Telecommunications, Inc.
                                                       American Medical Electronics
 HOUSTON
 Energy Corridor
  One Park 10.....................                           Prime Equipment
                                                               Healthsource
                                                         American Student Travel
  Woodbranch......................                             Future Soft
                                                            Exxon Corporation
  Ashford II......................                      Consumer Credit Associates
                                                        Operational Services, Inc.
  Schlumberger (formerly Veritas)
   (3)............................                      GECO-PRAKLA (Schlumberger)
 Northbelt
  400 North Belt..................                         Burlington Resources
                                                          Cal Dive International
  One Commerce Green (3)..........                             DHL Airways
                                                            Nabors Industries
                                                           Paracelus Healthcare
 Southwest Freeway
  Comerica Bank Building (3)......                            Comerica Bank
  Sugar Grove.....................                             BKW Eagleton
                                                       Sugar Grove Executive Suite
 Westchase
  West Office Building............                          Assembletech, Inc.
  Tensor Building.................                              PGS Tensor
 West Houston
  Raytheon........................               Raytheon Engineers and Consultants, Inc.
VIRGINIA
 ALEXANDRIA
 395 Corridor
  Cherokee Business Center........                             J.G. VanDyke
 CHESAPEAKE
 Hampton Roads
  Greenbrier Towers...............                     Consumer Portfolio Services
                                                         Inter-National Research
 RICHMOND
 Northwest
  Glen Forest (3).................                    Trigon Blue Cross/Blue Shield
                                                        Hanover Insurance Company
                                                          MCI Telecommunications
 Southwest
  Moorefield II (3)...............                 Virginia Department of State Police
                                                               Shaw Systems
  Moorefield III (3)..............                          Philip Morris USA
                                                             Seasons Mortgage
                                                     Central Virginia Rehabilitation
 STERLING
 Loudoun County
  Loudoun Plaza (3)...............                            LFC Nationwide
                                                            British Aerospace
                                                           Schnabel Foundation

                                                                        PERCENT      PERCENT
                                                         TOTAL NET      OF TOTAL     LEASED
                                           TOTAL         RENTABLE     NET RENTABLE    AS OF
STATE, CITY, SUBMARKET, PROPERTY NAME  INVESTMENT (1)   SQUARE FEET   SQUARE FEET    2/28/98   YEAR BUILT
-------------------------------------  --------------   -----------   ------------   -------   ----------
 TYSONS CORNER
 Route 7 Corridor
  8381 and 8391 Courthouse Road...         7,839,000        94,931         1.47        100           1984
 VIRGINIA BEACH
 Lynnhaven Corridor
  Lynwood Plaza (3)...............                (4)       82,172         1.27         96           1986
                                        ------------     ---------       ------       ----
TOTAL/WEIGHTED AVERAGE............      $567,506,000     6,466,761          100%        96%
                                        ============     =========       ======       ====


                                                               SIGNIFICANT
STATE, CITY, SUBMARKET, PROPERTY NAME                          TENANTS (2)
-------------------------------------  ------------------------------------------------------------
 TYSONS CORNER
 Route 7 Corridor
  8381 and 8391 Courthouse Road...                              Cap Gemini
                                                           Ellsworth Associates
 VIRGINIA BEACH
 Lynnhaven Corridor
  Lynwood Plaza (3)...............                           Priority Health
TOTAL/WEIGHTED AVERAGE............


---------------


 (1) Total investment represents the greater of capitalized cost as of December 31, 1997 or acquisition price plus the costs of capital improvements that Parkway expects to complete at such property during the 12 to 24 month period following acquisition.



 (2) Identifies tenants with leases that occupy 10% or more of total net rentable square feet at the Property.



 (3) Recent Acquisitions.



 (4) The total investment for the Brookdale Portfolio was approximately $165.5 million.



 (5) Parkway owns a 50% interest in the Wink Building.



 (6) For Mtel Centre, this is the date of a major renovation.



 (7) Charlotte Park Executive Center contains three office buildings, one built in 1982, one built in 1984 and one built in 1986.



 (8) Greenbrier Towers contains two office buildings, one built in 1985 and one built in 1987.

SIGNIFICANT TENANTS



     The Properties are leased to approximately 870 tenants. No tenant currently accounts for more than 3.3% of the total annualized rental revenue. The Company seeks high-quality tenants with a national, regional and local mix, high credit quality and diversified cash flows. The following table sets forth certain information regarding the ten largest tenants of the Properties based upon leased net rentable square feet as of April 6, 1998:



                                                        TENANT'S                   PERCENT
                                                       PERCENT OF                  OF TOTAL
                                                        TOTAL NET    ANNUALIZED   ANNUALIZED     LEASE
                                           LEASED       RENTABLE       RENTAL       RENTAL     EXPIRATION
                   TENANT                SQUARE FEET   SQUARE FEET   REVENUE(1)    REVENUE        DATE
                   ------                -----------   -----------   ----------   ----------   ----------
 1.   Mtel.............................     184,559(2)     2.9%       $ 2,817         3.0%            (2)
 2.   Morgan Keegan....................     159,910        2.5          3,048         3.3           09/07
 3.   GECO-PRAKLA (Schlumberger).......     152,917        2.4          2,202         2.4           04/02
 4.   Raytheon Engineers and
      Constructors,   Inc..............     147,075        2.3          2,924         3.1           12/05
 5.   Burlington Resources.............     107,646        1.7          1,440         1.5             (3)
 6.   First Tennessee Bank.............     100,845        1.6          1,425         1.5           09/04
 7.   DHL Airways......................      98,649        1.5          1,539         1.6           10/04
 8.   American Medical Electronics.....      96,166        1.5          1,156         1.2           12/01
 9.   NationsBank......................      93,786        1.4          1,121         1.2           06/06
10.   Premier Health Systems, Inc......      92,523        1.4          1,447         1.6           11/99
                                          ---------       ----        -------        ----
      Total/Weighted Average...........   1,234,076       19.1%       $19,119        20.4%
                                          =========       ====        =======        ====


---------------


(1) Annualized Rental Revenue is defined as total net rentable square feet multiplied by the effective gross rental rate per net rentable square foot as of February 28, 1998.



(2) 154,640 net rentable square feet are leased at Mtel Centre under a lease that expires in July 2005 and 29,919 net rentable square feet are leased at One Jackson Place under a lease that expires in June 2002.



(3) Net rentable square feet under multiple leases that expire as follows:



LEASE EXPIRATION DATE        LEASED SQUARE FEET EXPIRING
---------------------        ---------------------------
        12/06                           86,096
        09/04                            8,180
        09/02                            7,172
        03/02                            3,866
        08/00                            2,332
                                       -------
                                       107,646
                                       =======

LEASE EXPIRATION CHART



     The following table sets forth a schedule of lease expirations for leases in place as of February 28, 1998, for each of the five years beginning with 1998, for the Properties, assuming that none of the tenants exercises renewal options.



                                                                                  WEIGHTED
                                                                                   AVERAGE          WEIGHTED
                              NET        PERCENT                                  EXPIRING          ESTIMATED
                           RENTABLE     OF TOTAL     ANNUALIZED                     GROSS            AVERAGE
                            SQUARE         NET         RENTAL                  RENTAL RATE/NET   MARKET RENT/NET
                             FEET       RENTABLE       AMOUNT       NUMBER        RENTABLE          RENTABLE
                           EXPIRING    SQUARE FEET   EXPIRING(1)   OF LEASES   SQUARE FOOT(2)    SQUARE FOOT(3)
                           ---------   -----------   -----------   ---------   ---------------   ---------------
1998.....................    661,000      10.2%      $ 9,349,000      212          $14.15            $16.47
1999.....................  1,000,000      15.5        14,077,000      186           14.09             16.21
2000.....................    847,000      13.1        13,135,000      180           15.51             17.49
2001.....................    833,000      12.9        12,254,000      113           14.71             16.93
2002.....................    821,000      12.7        12,353,000       91           15.04             16.77


---------------


(1) Annualized Rental Amount Expiring is defined as net rentable square feet expiring multiplied by the weighted average expiring annual rental rate per net rentable square foot.



(2) Weighted Average Expiring Gross Rental Rate is the weighted average rental rate including escalations for office space.



(3) Estimated Average Market Rent is based upon information obtained from (i) the Company's own experience in leasing space at the Properties; (ii) leasing agents in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; and (iii) publicly available data with respect thereto. Estimated Average Market Rent is weighted by the net rentable square feet expiring in each Property.

                                USE OF PROCEEDS



     The net proceeds to Parkway from the Offering, after payment of expenses incurred in connection with the Offering, are estimated to be approximately $57.8 million (approximately $66.5 if the Underwriters' over-allotment is exercised in full). Parkway intends to use all of the net proceeds from the Offering to repay outstanding indebtedness under the Acquisition Facility. The Acquisition Facility bears interest at LIBOR plus 1.40% which translated into a 7.0875% interest rate as of April 6, 1998. After the application of the net proceeds from the Offering, the outstanding balance on the Acquisition Facility will be approximately $0.3 million.



     Pending application of the net proceeds, Parkway will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which is consistent with Parkway's intention to qualify for taxation as a REIT. Such investments may include certificates of deposit, interest-bearing bank deposits and money market investments.



                                 DEBT STRUCTURE



     Parkway had an aggregate of approximately $254.5 million of outstanding debt as of April 6, 1998. Included in this amount is a $73.0 million principal balance under the Acquisition Facility, a $2.4 million principal balance under the Working Capital Facility, a $75.0 million balance under the February Facility and certain short term borrowings. A portion of the Acquisition Facility will be repaid with the net proceeds of this Offering. On a pro forma as adjusted basis as of December 31, 1997, Parkway will have approximately $81.8 million outstanding under its credit facilities. On a pro forma as adjusted basis as of December 31, 1997, the Company's total market capitalization (based on the closing stock price on April 6, 1998 of $33.1875 per share of Common Stock and including total indebtedness) will be approximately $614.5 million and Parkway's debt will represent approximately 30.4% of its total market capitalization.



     As of April 6, 1998, 13 of the Properties secure non-recourse mortgage indebtedness totaling approximately $104.2 million, seven of the Properties secure the Acquisition Facility, a building owned by a partnership in which Parkway is a 50% partner secures mortgage indebtedness of approximately $812,000 and negative pledges (i.e. the Company has agreed not to grant any other party a security interest in these assets) with respect to 13 of the Recent Acquisitions were in place for the February Facility. Parkway's non-recourse mortgage indebtedness has a weighted average remaining term of approximately 12.8 years and a weighted average interest rate of 7.807% per annum.



     Parkway intends to maintain a conservative capital structure with a total debt to total market capitalization ratio ranging between 25% and 40%. Parkway, however, consistently seeks to optimize its use of debt and other sources of financing to create a flexible capital structure that will allow Parkway to continue its disciplined investment strategy and maximize the returns to its stockholders.



MORTGAGE FINANCING



     The Recent Acquisitions have been purchased with existing cash reserves, bank borrowings and funds made available by the sale of non-office real estate assets, office building investments outside its area of geographic focus and securities, and the collection of mortgage notes receivable. Following the acquisition of office building investments, Parkway has obtained, and may continue to seek to obtain, fixed rate, non-recourse financing at terms ranging from 10 to 15 years on certain of its Properties on a selective basis.



     The Company has a commitment from an institutional lender for a $97 million fixed rate loan which is expected to bear interest at a rate of 6.945% and is expected to amortize over a 15-year term and is expected to mature 10 years from the date the loan closes. This loan is expected to be secured by the Brookdale Portfolio and is expected to be partially used to repay the February Facility. The loan is also expected to contain a conversion feature that will give the Company an option to unsecure all or part of the loan upon receipt of an investment grade rating from two of the major rating agencies during the first 24 months of the loan.

     The existing mortgage indebtedness on the Properties that were owned by Parkway as of April 6, 1998 is set forth in the table below:



                                                                                            BALANCE
                                                  ORIGINAL       INTEREST    MATURITY    OUTSTANDING AT
                  PROPERTY                       PRINCIPAL         RATE        DATE      APRIL 6, 1998
                  --------                     --------------    --------    --------    --------------
                                               (IN THOUSANDS)                            (IN THOUSANDS)
One Jackson Place............................     $ 18,400         7.850%    11/2010        $ 17,387
BB&T Financial Center........................       15,000         7.300     10/2012          14,861
First Tennessee Plaza........................       15,000         7.170     10/2012          14,859
Mtel Centre..................................       11,000         7.750     01/2008           9,632
Raytheon.....................................        7,958(1)      8.125     09/2008           7,816
Lakewood II..................................        6,910(1)      8.080     08/2006           6,747
400 North Belt...............................        6,750         8.250     08/2011           6,321
Falls Pointe.................................        6,450         8.375     01/2012           6,166
Waterstone...................................        5,620         8.000     07/2011           5,255
IBM Building.................................        4,800         7.700     03/2011           4,415
One Park 10 Plaza............................        4,700         8.350     08/2011           4,403
Roswell North................................        3,400         8.375     01/2012           3,250
Woodbranch...................................        3,250         8.250     08/2011           3,043
                                                  --------        ------                    --------
Total/Weighted Average.......................     $109,238         7.807%                   $104,155
                                                  ========        ======                    ========


---------------


(1) Original principal represents outstanding principal assumed as of the date of closing of the purchase of this property.

                                 CAPITALIZATION



     The following table sets forth the capitalization of Parkway as of December 31, 1997 on (i) a historical basis; (ii) a pro forma basis giving effect to the purchase of the Recent Acquisitions completed after December 31, 1997 (except for the SouthTrust Bank Building) and to the consummation of the equity offerings completed in February 1998 and March 1998; and (iii) a pro forma as adjusted basis giving effect to the purchase of the Recent Acquisitions completed after December 31, 1997 (except for the SouthTrust Bank Building), consummation of the equity offerings completed in February 1998 and March 1998 and the consummation of the Offering.



                                                                    AS OF DECEMBER 31, 1997
                                                              ------------------------------------
                                                                                       PRO FORMA,
                                                              HISTORICAL   PRO FORMA   AS ADJUSTED
                                                              ----------   ---------   -----------
                                                                     (DOLLARS IN THOUSANDS)
Indebtedness
  Notes Payable to Banks (1)................................   $  6,473    $139,549     $ 81,799
  Mortgage Notes Payable Without Recourse...................    105,220     105,220      105,220
Stockholder's equity
  Series A Preferred Stock, $0.001 par value, 2,760,000
     shares authorized, no shares issued and outstanding on
     a historical and pro forma basis and 2,400,000
     outstanding on a pro forma as adjusted basis (2).......          0           0            2
  Common Stock, $0.001 par value, 67,240,000 shares
     authorized, 9,765,176 issued and outstanding on a
     historical basis and 11,072,204 issued and outstanding
     on a pro forma basis (3)...............................         10          11           11
  Excess Stock, $0.001 par value, 30,000,000 shares
     authorized, no shares issued...........................          0           0            0
  Additional Paid-In Capital................................    213,461     254,639      312,387
  Retained Earnings.........................................     31,270      31,270       31,270
                                                               --------    --------     --------
     Total Capitalization...................................   $356,434    $530,689     $530,689
                                                               ========    ========     ========


---------------


(1) The Company's purchase of the SouthTrust Bank Building on March 31, 1998 for $17,440,000 obtained from an advance under the Acquisition Facility is not included.



(2) Assumes the Underwriters' over-allotment option to purchase up to 360,000 shares of Series A Preferred Stock is not exercised. See "Underwriting."



(3) Based on the number of shares of Common Stock outstanding on April 6, 1998. Does not include 282,553 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to Parkway's option plans.

                            SELECTED FINANCIAL DATA



     The following table sets forth certain financial information for the Company on a consolidated pro forma and historical basis. Such information should be read in conjunction with, and is qualified in its entirety by, the financial consolidated statements and notes thereto included or incorporated by reference into the accompanying Prospectus. The selected historical financial information of the Company as of December 31, 1997, 1996 and 1995, and for the years ended December 31, 1997, 1996 and 1995, has been derived from the historical consolidated financial statements of the Company audited by Ernst & Young LLP, independent auditors.



     The unaudited pro forma information as of December 31, 1997 gives effect to the purchase of the Recent Acquisitions completed after December 31, 1997 (except for the SouthTrust Bank Building), the consummation of the equity offerings completed in February 1998 and March 1998 and additional borrowings, as if they had occurred at December 31, 1997 for the pro forma balance sheet. See "Pro Forma Consolidated Financial Statements" contained in this Prospectus Supplement. The pro forma consolidated statements of income for the year ended December 31, 1997 gives effect to the purchase of the Recent Acquisitions completed after December 31, 1997 (except for the SouthTrust Bank Building) and all acquisitions completed during 1997, the consummation of all equity offerings completed during 1997 and 1998 and additional borrowings, as if all the transactions had occurred on January 1, 1997. See "Pro Forma Consolidated Financial Statements" contained in this Prospectus Supplement.



     The pro forma information is not necessarily indicative of what the actual financial position or results of operations of the Company that actually would have occurred if the purchases, sales and/or financings had been in effect on the dates indicated, nor does it purport to represent the Company's future financial position or results of operations.

                                                                 TWELVE MONTHS ENDED DECEMBER 31,
                                                     --------------------------------------------------------
                                                        1997           1997           1996           1995
                                                     (PRO FORMA)   (HISTORICAL)   (HISTORICAL)   (HISTORICAL)
                                                     -----------   ------------   ------------   ------------
OPERATING DATA:
Revenues:
  Office Properties................................   $ 88,699      $  45,799      $  18,840       $  6,918
  Other Real Estate Properties.....................        722            722          1,773          2,023
  Other Income.....................................      1,193          1,566          3,466          3,826
Expenses:
  Office Properties:
     Operating Expense.............................     38,741         19,697          8,466          2,960
     Interest Expense..............................      8,430          5,581          3,526          2,204
     Depreciation and Amortization.................     12,773          6,033          2,444          1,179
     Minority Interest.............................         59             59            (28)          (100)
  Other Real Estate Properties:
     Operating Expense.............................        462            462          1,379          1,916
     Interest Expense..............................          0              0              0             26
     Depreciation and Amortization.................          0              0              0            152
  Interest Expense -- Bank Notes...................      8,531            997            353            156
  Interest Expense -- Wrap Mortgages...............          0              0            340            135
  Management Company Expenses......................        362            362            673            804
  General and Administrative and Other.............      3,312          3,312          3,013          2,381
                                                      --------      ---------      ---------       --------
Income Before Gains................................     17,944         11,584          3,913            954
Gain on the Sale of Real Estate Held for Sale and
  Mortgage Loans...................................      2,907          2,907          9,909          6,552
Gain on the Sale of Securities.....................          0              0            549          4,314
                                                      --------      ---------      ---------       --------
Net Income.........................................   $ 20,851      $  14,491      $  14,371       $ 11,820
                                                      --------      ---------      ---------       --------
BASIC PER SHARE DATA (1):
  Net Income.......................................   $   1.88      $    2.05      $    3.92       $   4.24
  Book Value (at end of period)....................      25.82          25.06          18.30          16.34
  Cash Distributions Declared......................       1.20           1.20           0.62           0.44
  Cash Distributions Paid..........................       1.20           1.20           0.62           0.44
  Weighted Average Shares Outstanding..............     11,072          7,078          3,662          2,787
OTHER DATA:
  Funds from Operations (2)........................         --      $  17,556      $   6,379       $  2,051
  Ratio of Earnings to Fixed Charges (3)...........        2.1            2.8            1.9            1.4
  Cash Flow Provided By (Used In):
     Operating Activities..........................         --      $  17,554      $   7,370       $  2,655
     Investing Activities..........................         --       (210,933)       (48,522)         1,921
     Financing Activities..........................         --        186,285         43,161          1,148
  Number of Properties (at end of period)..........         --             32             17              8
  Square Footage of the Properties (at end of
     period).......................................         --          4,646          1,974            839
BALANCE SHEET DATA (at end of period):
  Office Investments, Net of Depreciation..........   $523,145      $ 347,931      $ 122,802       $ 52,284
  Total Assets.....................................    542,847        368,592        147,035         88,043
  Mortgage Notes Payable...........................    105,220        105,220         62,828         34,704
  Notes Payable to Banks...........................    139,549          6,473              0              0
  Total Liabilities................................    256,927        123,851         69,127         38,832
  Stockholders' Equity.............................    285,920        244,741         77,908         49,211


---------------


(1) The per share information set forth herein gives retroactive effect to a three-for-two stock split effected by the Company on April 30, 1996.

(2) Parkway defines FFO, consistent with NAREIT's definition, as net income
    (loss) (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company believes FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. The Company computes FFO in accordance with standards established by Parkway, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.



(3) For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations (net income or loss). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                                   MANAGEMENT



     Set forth below is information with respect to the members of the Board of Directors and the nine senior officers of the Company. Directors are elected annually by the stockholders for a one year term.



NAME                                              AGE                      POSITION
----                                              ---                      --------
Leland R. Speed.................................  65    Chairman of the Board
Steven G. Rogers................................  43    President, Chief Executive Officer and Director
Sarah P. Clark..................................  38    Senior Vice President, Chief Financial Officer,
                                                        Treasurer and Secretary
James M. Ingram.................................  41    Senior Vice President
David R. Fowler.................................  40    Senior Vice President
Jack R. Sullenberger............................  44    Senior Vice President of Technical Services
G. Mitch Mattingly..............................  42    Senior Vice President
Lisa L. McCary..................................  34    Vice President
Regina P. Shows.................................  31    Vice President and Controller
Daniel C. Arnold................................  68    Director
George R. Farish................................  44    Director
Roger P. Friou..................................  63    Director
Michael J. Lipsey...............................  48    Director
Joe F. Lynch....................................  65    Director
C. Herbert Magruder.............................  65    Director
W. Lincoln Mossop, Jr...........................  63    Director



     LELAND R. SPEED has been the Chairman of the Board of Directors of Parkway from 1978 and served as the Chief Executive Officer of Parkway from 1980 to 1997. Mr. Speed has also been the Chairman of the Board of Directors of EastGroup Properties, Inc. since 1983. Mr. Speed served as Chief Executive Officer of EastGroup Properties, Inc. until 1997 and currently serves as a Director of ChemFirst, KLLM Transport Services, Inc. and Friede Goldman International Inc. Prior to assuming these duties, Mr. Speed was in the general securities and real estate development business. He received his B.S. in Industrial Management from Georgia Institute of Technology and his M.B.A. from Harvard Business School.



     STEVEN G. ROGERS has been President of Parkway since 1993, Chief Executive Officer since 1997 and a Director since 1996. He previously served as Chief Operating Officer from 1993 to 1997 and as Senior Vice President from 1988 to 1993. Prior to joining the Company, Mr. Rogers was Vice President and Project Manager with Joseph C. Canizaro Interests, a developer of office buildings. His principal duties in this capacity included large office development planning, leasing and sales and coordination of financing for office projects. Mr. Rogers received his B.A. in History from the University of Mississippi and his M.B.A. from Harvard Business School. Mr. Rogers currently serves as Vice Chairman of the Board of Trustees for the Mississippi Museum of Art and serves on the Board of Directors of Goodwill Industries. Mr. Rogers also serves as the State Membership Chairman for Young President's Organization.



     SARAH P. CLARK has served Parkway as Senior Vice President since 1997, Vice President since 1992, Chief Financial Officer and Secretary of the Company since 1994 and Treasurer since 1996. She previously served as Controller from 1986 to 1992. Prior to joining the Company, Ms. Clark served in both the audit and tax departments of Arthur Andersen LLP in Jackson, Mississippi. In that capacity she served clients in the oil and gas, real estate, banking and mortgage banking industries. Ms. Clark received her B.S. in Business Administration with an emphasis in accounting from the University of Southern Mississippi and is a Certified Public Accountant. She is also a member of the American Institute of Certified Public Accountants and the Institute of Management Accountants.

     JAMES M. INGRAM has been a Senior Vice President since 1997, Vice President of Parkway since 1996 and an Asset Manager of the Company since 1989. He has also served as President of Parkway Realty since 1997 and as a Vice President of Parkway Realty from 1992 to 1997. Mr. Ingram's current responsibilities with Parkway include Project Manager for office building acquisitions, the asset management of twelve office buildings totalling approximately 1.4 million net rentable square feet and the supervision of all leasing, management and sales responsibilities for Parkway Realty. During his tenure with the Company, he has been instrumental in the successful leasing of over 1.0 million net rentable square feet and the sale of various income-producing real estate assets and land. Mr. Ingram received his B.A. in Public Administration from the University of Mississippi.



     DAVID R. FOWLER has been a Senior Vice President since 1997, Vice President of Parkway since 1996 and an Asset Manager since 1985. He has also served as a Vice President of Parkway Realty since 1992. Mr. Fowler's current responsibilities with the Company include serving as Project Manager for office building acquisitions and serving as Asset Manager for six office buildings totalling approximately 1.3 million net rentable square feet owned by the Company. Prior to assuming these duties, Mr. Fowler was Project Manager for the Company's residential development in Highlands, North Carolina. Prior to joining the Company in 1983, Mr. Fowler was a staff accountant in the audit division of Arthur Andersen LLP in Memphis, Tennessee. He received his B.P.A. in Professional Accountancy from Mississippi State University and is a Certified Public Accountant.



     JACK R. SULLENBERGER has been with Parkway since 1986 and has been Vice President of Parkway Realty since 1992. He was promoted to Senior Vice President of Technical Services of Parkway in 1997. Mr. Sullenberger's current responsibilities with the Company include technical and construction supervision for all of the Properties, office building acquisitions, due diligence and asset management. Mr. Sullenberger also serves as Asset Manager for eight Properties totalling approximately 685,000 net rentable square feet. Prior to joining the Company, Mr. Sullenberger was the Senior Construction Manager for Joseph C. Canizaro Interests in New Orleans, Louisiana. He received his B.S. in Construction Technology from Auburn University and his M.B.A. from the University of New Orleans.



     G. MITCH MATTINGLY has been a Senior Vice President since 1997 and Vice President of Parkway since 1996. Mr. Mattingly's current responsibilities with Parkway include Project Manager for office building acquisitions and the asset management of 15 office buildings totalling approximately 2.2 million net rentable square feet in Texas. Mr. Mattingly was President of First Continental Real Estate Investment Trust from 1990 to 1994, when it was merged into Parkway. He received his B.S. in Landscape Architecture from Texas A&M University.



     LISA L. MCCARY has served as Vice President of Parkway since 1997. She has also served as a Vice President of Parkway Realty since 1995. Ms. McCary's current responsibilities with Parkway include serving as Asset Manager for six office buildings totalling approximately 989,000 net rentable square feet and serving as Project Manager for office building acquisitions. Prior to assuming her position with the Company, Ms. McCary was employed as a Property Manager for Trammell Crow Company in Jackson, Mississippi. She received a B.S. in Business Administration from the University of Memphis. She holds a Certified Property Manager designation and a Certified Commercial Investment Member designation and was the 1997 Mississippi Chapter Vice President for the Institute of Real Estate Management.



     REGINA P. SHOWS has served as Vice President of Parkway since 1997, Controller since 1992 and Accountant since joining the Company in 1989. Ms. Shows received her B.S. in Business Administration with an emphasis in accounting from the University of Southern Mississippi and is a Certified Public Accountant. She is also a member of the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants.



     DANIEL C. ARNOLD has served as a Director of the Company since 1994. He is a private investor. He also served as a Director of Farm & Home Savings Association from 1989 to 1994.



     GEORGE R. FARISH has served as a Director of the Company since 1981. He is also the Chief Executive Officer of Houston Savings Association.



     ROGER P. FRIOU has served as a Director of the Company since 1995. He is a private investor. Mr. Friou served as a Director of Jitney Jungle Stores of America, Inc. (a regional supermarket chain) from 1991 to 1997, its President from 1996 to 1997, and its Vice Chairman and Chief Financial Officer from 1991 to 1996.

     MICHAEL J. LIPSEY has served as a Director of the Company since 1997. He is the President of The Lipsey Company which provides training and consulting services for national and international clients, encompassing all aspects of the commercial real estate industry.



     JOE F. LYNCH has served as a Director of the Company since 1994. He has served as Chairman of the Board and Chief Executive Officer of First Continental Corporation (a real estate company) since 1994. He also served as Chairman of the Board and Chief Executive Officer of First Continental Real Estate Investment Trust from 1989 to 1994 and Vice Chairman of the Board of Farm & Home Financial Corporation and of Farm & Home Savings Association from 1991 to 1994.



     C. HERBERT MAGRUDER has served as a Director of the Company since 1988. He is a physician and a partner in the medical firm of Carolina Pathology Associates.



     W. LINCOLN MOSSOP, JR. has served as a Director of the Company since 1986. He was a general partner, the President and Chief Executive Officer until 1997 of Barrett & Co. (securities brokers and dealers and a member firm of the Boston Stock Exchange, Inc.).



                    DESCRIPTION OF SERIES A PREFERRED STOCK



     The description of the particular terms of the Series A Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Series A Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.



GENERAL



     The Company presently is authorized to issue up to 70,000,000 shares of Common Stock and 30,000,000 shares of Excess Stock. Under Maryland law and the Charter, the Board of Directors has the power to classify or reclassify any unissued shares by setting any features of such stock without the vote of the Company's stockholders. In accordance with such power, the Board has used its power to create 2,760,000 shares of Series A Preferred Stock. As of the date of this Prospectus Supplement, no shares of Series A Preferred Stock are outstanding.



     The Company intends to contribute or otherwise transfer the net proceeds of the sale of the Series A Preferred Stock to the Partnership in exchange
for     % Series A Preferred Units in the Partnership, the economic terms of which will be substantially identical to the Series A Preferred Stock. The Partnership will be required to make all required distributions on the Series A Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount of, the Series A Preferred Stock) prior to any distribution of cash or assets to the holders of the Units or to the holders of any other interests in the Partnership, except for any other series of preference units ranking on a parity with the Series A Preferred Units as to distributions and/or liquidation rights and except for distributions required to enable the Company to maintain its qualification as a REIT.



     None of the terms of the Series A Preferred Stock, the Partnership Agreement of the Partnership or, subject to limited exceptions, any of the debt agreements of the Company contain any provisions affording holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction that might adversely affect holders of the Series A Preferred Stock.



     The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Charter and Articles Supplementary to the Charter creating the Series A Preferred Stock (the "Designating Amendment"), each of which is available from the Company.



MATURITY



     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

RANK



     The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all existing and future indebtedness of the Company.



DIVIDENDS



     Holders of shares of the Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate
of     % per annum of the Liquidation Preference per share (equivalent to a
fixed annual amount of $          per share).



     Dividends on the Series A Preferred Stock shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or before the fifteenth day of January, April, July and October of each year, or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend will be paid on or before July 15, 1998 and will be for less than a full quarter. Such dividend and any dividends payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the last business day of March, June, September and December, respectively, or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to the applicable Dividend Payment Date (each, a "Dividend Record Date"). The first Dividend Record Date for determination of stockholders entitled to receive dividends on the Series A Preferred Stock is expected to be June 30, 1998.



     No dividends on shares of Series A Preferred Stock shall be declared by the Board of Directors or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.



     Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they became payable.



     If for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends. The Company may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their proportionate share of the Company's undistributed long-term capital gains, as designated by the Company.



     Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series of Preferred Stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Company's Common Stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series A Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series A Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.



     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation). Holders of shares of the Series A Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided above. Any dividend payment made on shares of the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.



LIQUIDATION PREFERENCE



     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders the Liquidation Preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series A Preferred Stock as to liquidation rights. Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive such Liquidation Preference. After payment of the full amount of the Liquidation Preference, plus any accrued and unpaid dividends to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other trust or entity or of any other corporation with or into the Company, or the sale, lease or consolidation, conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.



     In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the available assets of the Company are insufficient to pay the amount of the liquidation distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with Series A Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company ("Parity Stock"), then the holders of shares of Series A Preferred Stock and Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

REDEMPTION



     The Series A Preferred Stock is not redeemable prior to April   , 2003.
However, in order to ensure that the Company will remain qualified as a REIT for federal tax purposes, the Series A Preferred Stock owned by a stockholder in excess of the Ownership Limit, as defined herein, may automatically be exchanged for shares of Excess Stock and the Company will have the right to purchase Excess Stock from the holder. See "-- Restrictions on Ownership and Transfer."
On and after April   , 2003, the Company, at its option upon not less than 30
nor more than 60 days' written notice, may redeem shares of the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the Series A Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source. For purposes of the preceding sentence, "capital stock" means any equity securities (including Common Stock and preferred stock), shares, interest, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing.



PROCEDURES FOR REDEMPTION



     Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series A Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series A Preferred Stock is to be redeemed, the Series A Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company. The Company's ability to redeem Series A Preferred Stock is subject to the limitations on distributions in the Maryland General Corporation Law.



     Unless full cumulative dividends on all shares of Series A Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A Preferred Stock shall be redeemed unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series A Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of shares of Excess Stock in order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, or the purchase or acquisition of shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.



     Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the Series A Preferred Stock is to be surrendered for payment of the redemption price; and
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the

Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.



     Immediately prior to any redemption of Series A Preferred Stock, the Company shall pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Series A Preferred Stock.



     The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company continues to meet the requirements for qualification as a REIT for federal income tax purposes, Series A Preferred Stock acquired by a stockholder in excess of the ownership limitation will automatically be exchanged for shares of Excess Stock and the Company will have the right to purchase Excess Stock from the holder.



VOTING RIGHTS



     Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.



     Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more quarters (whether consecutive or not) (a "Preferred Dividend Default"), the holders of such shares of Series A Preferred Stock (voting separately as a voting group with all other series of Preferred Stock ranking on a parity with the Series A Preferred Stock as to dividends or upon liquidation ("Parity Preferred") upon which like voting rights have been conferred and are exercisable) will be entitled to vote separately as a voting group for the election of a total of two additional directors to serve on the Board of Directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 20% of the Series A Preferred Stock and the holders of record of at least 20% of any series of Parity Preferred so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. A quorum for any such meeting shall exist if at least a majority of the outstanding shares of Series A Preferred Stock and shares of Parity Preferred upon which like voting rights have been conferred and are exercisable are represented in person or by proxy at such meeting. Such Preferred Stock Directors shall be elected upon the affirmative vote of a plurality of the shares of Series A Preferred Stock and such Parity Preferred present and voting in person or by proxy at a duly called and held meeting at which a quorum is present. If and when all accumulated dividends and the dividend for the then current dividend period on the Series A Preferred Stock shall have been paid in full or set aside for payment in full, the holders thereof shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the then current dividend period have been paid in full or declared and set aside for payment in full on all series of Parity Preferred upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.



     So long as any shares of Series A Preferred Stock remain outstanding, the Company will not without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize, or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Company's Charter and Articles Supplementary, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock or the holders thereof provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of the Series A Preferred Stock and provided further that (i) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock; or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.



     In addition to the above, under Maryland law, the holders of Series A Preferred Stock will be entitled to vote as a separate voting group to approve a dividend payable in shares of Series A Preferred Stock to the holders of another class of the Company's stock or to approve a dividend payable in shares of the Company's stock other than Series A Preferred Stock to the holders of Series A Preferred Stock.



     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.



CONVERSION



     The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series A Preferred Stock may be exchanged for shares of Excess Stock in order to ensure that the Company remains qualified as a REIT for federal income tax purposes.



RESTRICTIONS ON OWNERSHIP AND TRANSFER



     For the Company to qualify as a REIT under the Code, certain restrictions apply to the ownership of shares of capital stock. See the accompanying Prospectus under "Federal Income Tax Considerations -- Requirements for Qualification." Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the ownership, acquisition and transfer of the Company's capital stock, including shares of Series A Preferred Stock.



     Parkway's Charter provides that if, at any time when Parkway is qualified as a REIT, a transfer of any capital stock of Parkway (either Common Stock or Series A Preferred Stock), would result in (i) any person acquiring directly or indirectly beneficial ownership of more than 9.8% of the total number of outstanding shares of Parkway's capitalized stock (by value or by number, whichever is more restrictive) (the "Ownership Limit"); (ii) the outstanding capital stock of Parkway being constructively or beneficially owned by fewer than 100 persons; or (iii) Parkway being "closely held" within the meaning of
Section 856 of the Code, then: (A) any proposed transfer will be void ab initio and will not be recognized by Parkway; (B) Parkway will have the right to redeem the shares proposed to be transferred; and (C) the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, Excess Stock, having no dividend or voting rights. Holders of Excess Stock do have certain rights in the event of any liquidation, dissolution or winding up of Parkway. The Charter further provides that the Excess Stock will be held by Parkway as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are re-transferred to a person or persons in whose hands the shares would not be Excess Stock and certain price-related restrictions are satisfied.



TRANSFER AND DIVIDEND PAYING AGENT



     Harris Trust and Savings Bank will act as the transfer and dividend payment agent in respect of the Series A Preferred Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS



     For a discussion of certain material federal income tax consequences of the current taxation of Parkway, the current impact on Parkway of its election to be treated as a REIT, and the current taxation of prospective stockholders of Parkway, see "Federal Income Tax Considerations" in the accompanying Prospectus.



     Dividends and Other Distributions. As long as the Company qualifies as a REIT, distributions made to holders of Series A Preferred Stock out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series A Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Company's outstanding Series A Preferred Stock and then allocated to the Company's Common Stock.



     If, for any taxable year, the Company elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of stock (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Stock shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Stock for the year bears to the Total Dividends. The Company may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Stock would include in income their proportionate share of the Company's undistributed long-term capital gains, as designated by the Company.



     Sale or Redemption of the Series A Preferred Stock. On the sale of shares of the Series A Preferred Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Series A Preferred Stock. See "Federal Income Tax Considerations -- Taxation of Stockholders" in the accompanying Prospectus.



     A redemption of the Series A Preferred Stock will be treated under Section 302 of the Code as a dividend taxable at ordinary income tax rates (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Series A Preferred Stock. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only the Series A Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of the Series A Preferred Stock depends upon the facts and circumstances at the time the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.



     Redemption Premium. Section 305(c) of the Code and the regulations thereunder provide in certain cases for the accrual of a redemption premium on preferred stock on a constant yield-to-maturity basis and for the treatment of such accrual as a distribution with respect to such preferred stock. For such accrual to apply to the redemption premium on the Series A Preferred Stock, a determination, as of the issue date, would be required that it is more likely than not that the Company would exercise its redemption option with respect to the Series A Preferred Stock. However, the regulations provide a safe harbor that is generally applicable to most public offerings of preferred stock callable by the issuer, under which an issuer will not be considered to be more likely than not to exercise its redemption option. Accordingly, the redemption premium on the Series A Preferred Stock should not be subject to accrual under
Section 305(c).



     If a redemption of the Series A Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series A Preferred Stock will be transferred to the holder's remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.



     Potential Legislative Action Regarding REITs. On February 2, 1998, the Clinton Administration released a summary of its proposed budget plan which contained several proposals affecting REITs. One such proposal, if enacted in its present form, would prohibit a REIT from holding securities representing more than 10% of the value of all classes of stock of a corporation, other than a qualified REIT subsidiary or another REIT. If enacted in its present form, the proposal may limit Parkway's ability to perform certain third party management or other non-real estate related activities in the future. No prediction can be made as to whether such proposal or any other proposal affecting REITs will be enacted into legislation and the impact of any such legislation on Parkway.

                                  UNDERWRITING



     Subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), Parkway has agreed to sell to each of the Underwriters, for whom PaineWebber Incorporated, J.C. Bradford & Co. and Raymond James & Associates, Inc. are acting as representative (the "Representative"), named below, and each of such Underwriters has severally agreed to purchase from Parkway the respective number of shares of Series A Preferred Stock set forth opposite their names. Pursuant to the terms of the Underwriting Agreement, the Underwriters are obligated to purchase all such shares of Series A Preferred Stock if any are purchased.



                                                                 NUMBER OF
                                                                 SHARES OF
                                                                 SERIES A
UNDERWRITER                                                   PREFERRED STOCK
-----------                                                   ---------------
PaineWebber Incorporated....................................
J.C. Bradford & Co..........................................
Raymond James & Associates, Inc. ...........................
                                                                 ---------
          Total.............................................     2,400,000
                                                                 =========



     The Underwriters have advised Parkway that the Underwriters propose to offer the Series A Preferred Stock to the public at the Offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such
price less a concession not in excess of $          per share of Series A
Preferred Stock. The Underwriters may allow, and such dealers may re-allow, a
discount not in excess of $          per share of Series A Preferred Stock on
sales to certain other brokers and dealers. After the Offering, the public offering price, concession and discount may be changed.



     Parkway has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 360,000 additional shares of Series A Preferred Stock to cover over-allotments, if any, at the Offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Series A Preferred Stock to be purchased by it shown in the foregoing table bears to the Series A Preferred Stock initially offered hereby.



     In the Underwriting Agreement, Parkway and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the federal securities laws, or to contribute to payments that the Underwriters may be required to make in respect thereof.



     Parkway has agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Series A Preferred Stock, or any securities convertible into, or exercisable, exchangeable or redeemable for, shares of Series A Preferred Stock for a period of 90 days from the date hereof without the prior consent of PaineWebber Incorporated.



     The Underwriters do not intend to exercise discretion in confirming sales to any account over which they otherwise have discretionary authority.



     Application has been made to list the Series A Preferred Stock on the NYSE under the symbol "PKY PrA."



     In connection with the Offering, the rules of the Commission permit the Underwriters to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Series A Preferred Stock.



     If the Underwriters create a short position in the Series A Preferred Stock in connection with the Offering (i.e., if they sell more shares of Series A Preferred Stock than are set forth on the cover page of this Prospectus Supplement) the Underwriters may reduce that short position by purchasing Series A Preferred Stock in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     PaineWebber Incorporated, on behalf of the Underwriters, may also impose a penalty bid on certain of the Underwriters. This means that if PaineWebber Incorporated, on behalf of the Underwriters, purchases shares of Series A Preferred Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Series A Preferred Stock, it may reclaim the amount of the selling concession from the Underwriters who sold those shares as part of the Offering.



     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.



     Neither Parkway nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Series A Preferred Stock. In addition, neither Parkway nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.



     In the ordinary course of their business, certain of the Underwriters and/or their affiliates have engaged and may in the future engage in financial advisory, investment banking and other transactions with Parkway for which customary compensation has been, and will be, received.



                                 LEGAL MATTERS



     Certain legal matters, including the legality of the Series A Preferred Stock, will be passed upon for Parkway by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York and for the Underwriters by Rogers & Wells LLP, New York, New York. As to matters of Maryland law contained in these opinions, Jaeckle Fleischmann & Mugel, LLP and Rogers & Wells LLP will rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF PARKWAY
  PROPERTIES, INC...........................................  F-2
  Pro Forma Consolidated Balance Sheet as of December 31,
     1997 (unaudited).......................................  F-3
  Pro Forma Consolidated Statement of Income for the year
     ended December 31, 1997 (unaudited)....................  F-4
  Notes to Pro Forma Consolidated Financial Statements
     (unaudited)............................................  F-5

                            PARKWAY PROPERTIES, INC.



                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS



                                  (UNAUDITED)



     The following unaudited pro forma consolidated balance sheet as of December 31, 1997 and pro forma consolidated statement of income of Parkway Properties, Inc. ("Parkway") for the year ended December 31, 1997 give effect to the recent purchases of Parkway listed below for the periods stated. The pro forma consolidated financial statements have been prepared by management of Parkway based upon the historical financial statements of Parkway and the adjustments and assumptions in the accompanying notes to the pro forma consolidated financial statements.



     The pro forma consolidated balance sheet sets forth the effect of Parkway's purchases since December 31, 1997 as if they had been consummated on December 31, 1997.



     The pro forma consolidated statement of income sets forth the effects of Parkway's purchases of the buildings listed below as if they had been consummated on January 1, 1997.



                          BUILDING                            DATE OF PURCHASE
                          --------                            ----------------
Brookdale Portfolio.........................................      02/25/98
Schlumberger Building.......................................      01/21/98
Greenbrier Towers...........................................      11/25/97
Raytheon Building...........................................      11/17/97
First Little Rock Plaza.....................................      11/07/97
Hightower Centre............................................      10/01/97
Morgan Keegan Tower.........................................      09/30/97
First Tennessee Plaza.......................................      09/18/97
Fairway Plaza...............................................      08/12/97
NationsBank Tower...........................................      07/31/97
Lakewood II.................................................      07/10/97
Sugar Grove.................................................      05/01/97
Vestavia Centre.............................................      04/04/97
Meridian....................................................      03/31/97
Charlotte Park Executive Center.............................      03/18/97
Courtyard at Arapaho........................................      03/06/97
Ashford II..................................................      01/28/97
Forum II & III..............................................      01/07/97



     In addition to the purchases listed above, the pro forma consolidated statement of income sets forth the effect of the sale of 1,750,000 shares of Common Stock on January 22, 1997, 262,500 shares of Common Stock on February 19, 1997, 3,000,000 shares of Common Stock on September 24, 1997, 450,000 shares of Common Stock on October 6, 1997, 451,128 shares of Common Stock on February 23, 1998 and 855,900 shares of Common Stock on March 11, 1998 as if the transactions had occurred January 1, 1997.



     These pro forma consolidated financial statements may not be indicative of the results that actually would have occurred if the purchases, sales and/or financings had been in effect on the dates indicated or which may be obtained in the future. The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements and notes of Parkway included in its annual report on Form 10-K for the year ended December 31, 1997.

                   PARKWAY PROPERTIES, INC. AND SUBSIDIARIES



                      PRO FORMA CONSOLIDATED BALANCE SHEET



                               DECEMBER 31, 1997


                                  (UNAUDITED)



                                                                          PRO FORMA
                                                         HISTORICAL   ADJUSTMENTS (1-4)   PRO FORMA
                                                         ----------   -----------------   ---------
                                                                       (IN THOUSANDS)
ASSETS
Real estate related investments:
  Office buildings.....................................   $362,074        $175,214        $537,288
  Land held for development............................      1,721              --           1,721
  Accumulated depreciation.............................    (14,143)             --         (14,143)
                                                          --------        --------        --------
                                                         349,652..         175,214         524,866
Land held for sale.....................................  4,309....              --           4,309
Mortgage loans.........................................      1,117              --           1,117
Real estate partnership................................        323              --             323
                                                          --------        --------        --------
                                                           355,401         175,214         530,615
Interest, rents receivable and other assets............     12,232              --          12,232
Cash and cash equivalents..............................        959            (959)             --
                                                          --------        --------        --------
                                                         3$68,592..       $174,255        $542,847
                                                          ========        ========        ========
LIABILITIES
Notes payable to banks.................................   $  6,473        $133,076        $139,549
Mortgage notes payable without recourse................    105,220              --         105,220
Accounts payable and other liabilities.................     12,158              --          12,158
                                                          --------        --------        --------
                                                           123,851         133,076         256,927
                                                          --------        --------        --------
STOCKHOLDERS' EQUITY
Common stock, $0.001 par value, 70,000,000 shares
  authorized, 9,765,176 shares issued and outstanding
  on a historical basis and 11,072,204 shares issued
  and outstanding on a pro forma basis.................         10               1              11
Additional paid-in capital.............................    213,461          41,178         254,639
Retained earnings......................................     31,270              --          31,270
                                                          --------        --------        --------
                                                           244,741          41,179         285,920
                                                          --------        --------        --------
                                                          $368,592        $174,255        $542,847
                                                          ========        ========        ========



See accompanying notes.

                   PARKWAY PROPERTIES, INC. AND SUBSIDIARIES



                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME



                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                  (UNAUDITED)



                                                                          PRO FORMA
                                                           HISTORICAL   ADJUSTMENTS(5)   PRO FORMA
                                                           ----------   --------------   ---------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
REVENUES
Income from office properties............................   $ 45,799       $ 42,900(a)   $ 88,699
Income from other real estate properties.................        722             --           722
Interest on mortgage loans...............................         63             --            63
Management company income................................        539             --           539
Interest on investments..................................        373           (373)           --
Dividend income..........................................        388             --           388
Deferred gains and other income..........................        203             --           203
                                                            --------       --------      --------
                                                              48,087         42,527        90,614
                                                            --------       --------      --------
EXPENSES
Office properties:
  Operating expense......................................     19,697         19,044(a)     38,741
  Interest expense:
     Contractual.........................................      5,486          2,849(b)      8,335
     Amortization of loan cost...........................         95             --            95
  Depreciation and amortization..........................      6,033          6,740(a)     12,773
  Minority interest......................................         59             --            59
Other real estate properties:
  Operating expense......................................        462             --           462
Interest expense on bank notes:
  Contractual............................................        810          7,534(c)      8,344
  Amortization of loan costs.............................        187             --           187
Management company expense...............................        362             --           362
General and administrative...............................      3,312             --         3,312
                                                            --------       --------      --------
                                                              36,503         36,167        72,670
                                                            --------       --------      --------
INCOME BEFORE GAINS......................................     11,584          6,360        17,944
                                                            --------       --------      --------
GAIN ON SALES
Gain on real estate held for
  sale and mortgage loans................................      2,907             --         2,907
                                                            --------       --------      --------
NET INCOME...............................................   $ 14,491       $  6,360      $ 20,851
                                                            ========       ========      ========
NET INCOME PER SHARE:
     Basic...............................................   $   2.05                     $   1.88(6)
     Diluted.............................................   $   2.01                     $   1.86(6)
WEIGHTED AVERAGE SHARES OUTSTANDING:
     Basic...............................................      7,078                       11,072(6)
     Diluted.............................................      7,214                       11,208(6)



See accompanying notes.

                            PARKWAY PROPERTIES, INC.



              NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


                                  (UNAUDITED)



     1. On January 21, 1998, the Company purchased the Schlumberger Building (formerly known as Veritas Technology Center) (Schlumberger) in Houston, Texas for $12,200,000. Schlumberger is a five-story office building comprising approximately 155,324 net rentable square feet located in the Energy Corridor submarket of West Houston. The purchase was funded with advances under bank lines of credit.



     2. On February 23, 1998, the Company completed the sale of 451,128 shares of Common Stock to a unit investment trust under its existing shelf registration with net proceeds to the Company of $14,231,000.



     3. On February 25, 1998, the Company purchased the 13-building Brookdale Portfolio for $163,014,000. The portfolio consists of approximately 1,468,138 net rentable square feet.



     4. On March 11, 1998, the Company completed the placement of 855,900 shares of Common Stock in a public offering with net proceeds to the Company of $26,948,000.



     5. The pro forma adjustments to the historical consolidated statement of income for the year ended December 31, 1997 set forth the effects of Parkway's purchases of the following buildings as if they had been consummated on January 1, 1997.



                          BUILDING                            DATE OF PURCHASE
                          --------                            ----------------
  Brookdale Portfolio.......................................      02/25/98
  Schlumberger Building.....................................      01/21/98
  Greenbrier Towers.........................................      11/25/97
  Raytheon Building.........................................      11/17/97
  First Little Rock Plaza...................................      11/07/97
  Hightower Centre..........................................      10/01/97
  Morgan Keegan Tower.......................................      09/30/97
  First Tennessee Plaza.....................................      09/18/97
  Fairway Plaza.............................................      08/12/97
  NationsBank Tower.........................................      07/31/97
  Lakewood II...............................................      07/10/97
  Sugar Grove...............................................      05/01/97
  Vestavia Centre...........................................      04/04/97
  Meridian..................................................      03/31/97
  Charlotte Park Executive Center...........................      03/18/97
  Courtyard at Arapaho......................................      03/06/97
  Ashford II................................................      01/28/97
  Forum II & III............................................      01/07/97

                            PARKWAY PROPERTIES, INC.

                                  (UNAUDITED)



  (a) The pro forma adjustments to the historical consolidated statement of income are detailed below by property for the year ended December 31, 1997.



                                            REVENUE              EXPENSES
                                          -----------   --------------------------
                                          INCOME FROM       REAL ESTATE OWNED
                                          REAL ESTATE    OPERATING    DEPRECIATION
                                          PROPERTIES      EXPENSE       EXPENSE*
                                          -----------   -----------   ------------
Charlotte Park..........................  $   505,000   $   208,000    $   69,000
Ashford II..............................       54,000        37,000         4,000
Courtyard at Arapaho....................      366,000       164,000        58,000
Meridian................................      354,000       123,000        59,000
Vestavia................................      240,000        91,000        26,000
Sugar Grove.............................      309,000       165,000        43,000
Lakewood II.............................      977,000       447,000       129,000
NationsBank Tower.......................    2,392,000     1,003,000       271,000
Fairway Plaza...........................      859,000       379,000        94,000
First Tennessee Plaza...................    4,253,000     2,080,000       477,000
Morgan Keegan Tower.....................    3,327,000     1,665,000       618,000
Hightower Centre........................      833,000       333,000       113,000
Raytheon Building.......................    2,417,000     1,072,000       315,000
First Little Rock.......................    1,298,000       517,000       191,000
Greenbrier Towers.......................    1,913,000       835,000       330,000
Schlumberger............................    2,260,000       817,000       275,000
Brookdale Portfolio.....................   20,543,000     9,108,000     3,668,000
                                          -----------   -----------    ----------
                                          $42,900,000   $19,044,000    $6,740,000
                                          ===========   ===========    ==========



       *Depreciation is provided by the straight-line method over the estimated useful lives of the buildings (40 years).



  (b) Pro forma interest expense on real estate owned reflects the non-recourse debt placed on certain buildings acquired in 1996 and 1997 and debt assumed upon purchase at the actual amounts and rates by property as if in place on January 1, 1997 and is detailed below.



                 PROPERTY/PLACEMENT                                  YEAR ENDED
                      DATE/RATE                           DEBT        12/31/97
                 ------------------                    -----------   ----------
Lakewood II*
  7/97 8.08%.........................................  $ 6,910,000   $  294,000
BB&T
  11/97 7.3%.........................................   15,000,000      958,000
Raytheon Building*
  11/97 8.125%.......................................    7,958,000      566,000
First Tennessee Plaza
  12/97 7.17%........................................   15,000,000    1,031,000
                                                                     ----------
                                                                     $2,849,000
                                                                     ==========



       *Assumed in purchase.



  (c) The pro forma effect of the building purchases, the placement of non-recourse debt and the sale of Common Stock on interest expense on notes payable to banks was $7,534,000 for the year ended December 31, 1997.

                            PARKWAY PROPERTIES, INC.

                                  (UNAUDITED)



     6. The pro forma basic and diluted earnings per share for the year ended December 31, 1997 reflect the sale of 1,750,000 shares of Common Stock on January 22, 1997, 262,500 shares of Common Stock on February 19, 1997, 3,000,000 shares of Common Stock on September 24, 1997, 450,000 shares of Common Stock on October 6, 1997, 451,128 shares of Common Stock on February 23, 1998 and 855,900 shares of Common Stock on March 11, 1998.



     7. No income tax expenses were provided because of the Company's net operating loss carryover and status as a REIT.



     8. On March 31, 1998, the Company purchased the SouthTrust Bank Building in St. Petersburg, Florida for $17,440,000. The SouthTrust Bank Building is a seventeen-story, 195,627 net rentable square foot office building overlooking Tampa Bay in downtown St. Petersburg. The purchase was funded with advances under bank lines of credit. None of the pro forma information contained in this Prospectus Supplement gives effect to the purchase of the SouthTrust Bank Building or the indebtedness incurred in connection with such purchase.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS


                             SUBJECT TO COMPLETION


                              DATED APRIL 8, 1998


                                  $250,000,000

                            PARKWAY PROPERTIES, INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                               DEPOSITARY SHARES
                            ------------------------

     Parkway Properties, Inc. ("Parkway") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.001 per share (the "Common Stock"); (ii) shares of its preferred stock, par value $0.001 per share (the "Preferred Stock"); and (iii) Preferred Stock represented by depositary shares (the "Depositary Shares"); with an aggregate public offering price of up to $250,000,000 in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock and Depositary Shares (collectively, the "Securities") may be offered, separately or together, in one or more supplements to this Prospectus (each, a "Prospectus Supplement").



     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, any initial public offering price; (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and
(iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depository Share. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with Parkway's Articles of Incorporation, as amended (the "Charter"), or as otherwise appropriate to preserve the status of Parkway as a real estate investment trust ("REIT") for federal income tax purposes.


     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.


     The Securities may be offered directly, through agents designated from time to time by Parkway, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.


                            ------------------------


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                            ------------------------

           THE DATE OF THIS PROSPECTUS IS                    , 1998.

                             AVAILABLE INFORMATION

     Parkway is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Parkway may be inspected at, and, upon payment of the Commission's customary charges, copies obtained from, the Public Reference Section maintained by the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices in New York, New York (7 World Trade Center, 13th Floor, New York, New York 10048) and in Chicago, Illinois (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511). The Commission maintains a Web site (http://www.sec.gov) that also contains reports, proxy statements and other information concerning Parkway. In addition, the Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "PKY" and reports and other information can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Parkway has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus constitutes the Prospectus of Parkway, filed as part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits listed therein, which can be inspected at the public reference facilities of the Commission noted above, and copies of which can be obtained from the Commission at prescribed rates as indicated above. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated into this Prospectus by reference are the documents listed below filed by Parkway under the Exchange Act. Copies of any such documents, other than exhibits to such documents, are available without charge to each person to whom a copy of this Prospectus has been delivered upon written or oral request of such person from Parkway, One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195, Attention: Chief Financial Officer, telephone number (601) 948-4091.

     The following documents are hereby incorporated into this Prospectus by reference and are made a part hereof:


          (1) Parkway Properties, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 1-11533).



          (2) Parkway Properties, Inc.'s Current Report on Form 8-K dated February 18, 1998 (Commission File No. 1-11533).



          (3) Parkway Properties, Inc.'s Current Report on Form 8-K/A dated February 19, 1998 (Commission File No. 1-11533).



          (4) Parkway Properties, Inc.'s Current Report on Form 8-K dated February 23, 1998 (Commission File No. 1-11533).



          (5) Parkway Properties, Inc.'s Current Report on Form 8-K dated February 25, 1998 (Commission File No. 1-11533).



          (6) Parkway Properties, Inc.'s Current Report on Form 8-K dated March 5, 1998 (Commission File No. 1-11533).


     Each document filed by Parkway subsequent to the date of this Prospectus pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Unless the context otherwise requires, all references in this Prospectus to "Parkway" shall mean Parkway Properties, Inc. and its subsidiaries on a consolidated basis or, where the context so requires, Parkway Properties, Inc. only, and, as the context may require, their predecessors.

                                  THE COMPANY


     Parkway is a self-administered real estate investment trust ("REIT") specializing in the acquisition, ownership, management, financing and leasing of office properties in the Southeastern United States and Texas. Parkway will elect to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") for the taxable year which began January 1, 1997. As of April 6, 1998, Parkway owned or had an interest in 47 office properties in twelve states encompassing approximately 6.5 million net rentable square feet.


     Parkway was incorporated under the laws of the State of Maryland on May 17, 1996. Formed as a wholly-owned subsidiary of The Parkway Company, a Texas corporation, Parkway merged with The Parkway Company on August 2, 1996 (the "Merger") pursuant to the Agreement and Plan of Merger dated July 17, 1996 by and between Parkway and The Parkway Company. Parkway and its predecessors have been engaged in the real estate business since 1971. As a result of the Merger, Parkway succeeded to the business and operations of The Parkway Company. Additionally, on August 22, 1996 the shares of common stock, par value $0.001 per share, of Parkway (the "Common Stock") became listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "PKY." Prior to this date, the Common Stock had been quoted on the NASDAQ National Market under the symbol "PKWY."


     Parkway has managed its office properties in Jackson, Mississippi since 1992. Beginning November 1, 1997, Parkway began to expand its self-management to office properties that it owns or may acquire in Houston, Atlanta, Dallas, Charlotte, Winston-Salem, Columbia, Knoxville, Memphis, and Ft. Lauderdale. Parkway benefits from a fully integrated management infrastructure, provided by its wholly-owned management subsidiary, Parkway Realty Services, LLC ("Parkway Realty"). In addition to certain of Parkway's office properties, Parkway Realty currently manages and/or leases approximately 1.0 million net rentable square feet for third parties.


     Parkway's principal executive offices are located at One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, Mississippi 39201-2195. Its telephone number is (601) 948-4091 and Parkway maintains a web site (http://www.parkwayco.com).

                       RATIO OF EARNINGS TO FIXED CHARGES


     Parkway's ratio of earnings to fixed charges for the year ended December 31, 1997 was 2.8, for the year ended December 31, 1996 was 1.9, for the year ended December 31, 1995 was 1.4, for the six months ended December 31, 1994 was 1.4, for the year ended June 30, 1994 was 1.4 and for the year ended June 30, 1993 was 1.1. There was Preferred Stock outstanding only for a portion of the three months ended September 30, 1996. Accordingly, the ratio of earnings to fixed charges and Preferred Stock dividends are identical to the ratio of earnings to fixed charges for all periods other than that ending September 30, 1996. For the three months ended September 30, 1996, the ratio of earnings to combined fixed charges and Preferred Stock dividends was 1.8.


     For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations (net income or loss). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, Parkway intends to use the net proceeds from the offering for general corporate purposes including, without limitation, the acquisition of real estate properties, whether by acquisition of properties directly or through potential business combination transactions, development of new real estate properties, the repayment of debt and to fund working capital requirements.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Parkway is authorized to issue Preferred Stock. The Board of Directors of Parkway may classify or reclassify any unissued shares of its capital stock from time to time by setting, altering or voiding the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of such shares. As of February 28, 1998 there was no Preferred Stock outstanding.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and Bylaws and any applicable articles supplementing the Charter designating terms of a series of Preferred Stock (a "Designating Amendment").

TERMS

     Subject to the limitations prescribed by the Charter, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the preference, conversion or other rights, voting powers, restrictions, limitation as to dividends, qualifications, or terms or conditions of redemption of the Preferred Stock. The Preferred Stock will, when issued, be fully paid and nonassessable by Parkway (except as described under "-- Stockholder Liability" below) and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms thereof, including:

          (i) The title and stated value of such Preferred Stock;

          (ii) The number of such shares of Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (iii) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (iv) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (v) The procedures for any auction or remarketing, if any, for such Preferred Stock;

          (vi) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (vii) The provision for redemption, if applicable, of such Preferred Stock;

          (viii) Any listing of such Preferred Stock on any securities exchange;

          (ix) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (x) Whether interests in such Preferred Stock will be represented by Depositary Shares;

          (xi) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

          (xii) A discussion of U.S. federal income tax considerations applicable to such Preferred Stock;

          (xiii) The relative ranking of preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Parkway;

          (xiv) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Parkway; and

          (xv) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of Parkway as a REIT.

RANK


     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Parkway, rank (i) senior to all classes or series of Common Stock of Parkway, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by Parkway the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by Parkway the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include debt securities.


DIVIDENDS

     Holders of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of Parkway, out of assets of Parkway legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of Parkway on such record dates as shall be fixed by the Board of Directors of Parkway.

     Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of Parkway fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Parkway will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.


     If Preferred Stock of any series are outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of Parkway of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.


     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other capital shares ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Stock, or any other capital shares of Parkway ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other capital shares of Parkway ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by Parkway (except by conversion into or exchange for other capital shares of Parkway ranking junior to the Preferred Stock of such series as to dividends and upon liquidation). Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remain payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of Parkway, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of such shares of Preferred Stock that shall be redeemed by Parkway in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such shares of Preferred Stock do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital shares of Parkway, the terms of such Preferred Stock may provide that, if no such capital shares have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable capital shares of Parkway pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends of the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of Parkway or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, Parkway shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of Parkway ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of Parkway or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

     If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by Parkway and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by Parkway.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of Parkway. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by Parkway in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE


     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Parkway, then, before any distribution or payment shall be made to the holders of any shares of Common Stock or any other class or series of capital shares of Parkway ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of Parkway, the holders of each series of Preferred Stock shall be entitled to receive out of assets of Parkway legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of Parkway. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Parkway are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital shares of Parkway ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.


     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of Parkway shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Parkway with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of Parkway, shall not be deemed to constitute a liquidation, dissolution or winding up of Parkway.

VOTING RIGHTS

     Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of Parkway at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Stock has a cumulative dividend, all dividends accumulated on such Preferred Stock for the past dividend periods and the then current dividend period shall have been declared and fully paid or declared and a sum sufficient for the payment thereof set aside for payment; or (ii) if such series of Preferred Stock does not have a cumulative dividend, four consecutive quarterly dividends shall have been declared and fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the number of persons constituting the entire Board of Directors of Parkway will be increased by two directors.


     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock remain outstanding, Parkway will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of Parkway into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holder thereof; provided, however, as to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, Parkway may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (a) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock; or (b) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.


     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.


     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote upon any proposed amendment to the Charter if the amendment would change the contract rights of such shares as expressly set forth in the Charter.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Preferred Stock or Parkway, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

STOCKHOLDER LIABILITY

     As discussed below under "Description of Common Stock -- General," applicable Maryland law provides that no stockholder, including holders of Preferred Stock, will be personally liable for the acts and obligations of Parkway and that the funds and property of Parkway will be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Stock -- Restrictions on Transfer," for Parkway to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist Parkway in meeting this requirement, Parkway may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of Parkway's outstanding equity securities, including any Preferred Stock of Parkway. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     Parkway may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Stock, as specified in the applicable Prospectus Supplement. Preferred Stock of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among Parkway, the depositary named therein (a "Preferred Stock Depositary"), and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by Parkway to a Preferred Stock Depositary, Parkway will cause such Preferred Stock Depositary to issue, on behalf of Parkway, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from Parkway upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     A Preferred Stock Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, a Preferred Stock Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case such Preferred Stock Depositary may, with the approval of Parkway, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Stock which have been converted or exchanged.

WITHDRAWAL OF SHARES

     Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Stock to be withdrawn, the applicable Preferred Stock Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever Parkway redeems Preferred Stock held by a Preferred Stock Depositary, such Preferred Stock Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing the Preferred Stock so redeemed, provided Parkway shall have paid in full to such Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by Parkway that preserves the REIT status of Parkway.

     From and after the date fixed for redemption, all dividends in respect of the Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Stock are entitled to vote, a Preferred Stock Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct such Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. Such Preferred Stock Depositary will be required to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Parkway will agree to take all reasonable action which may be deemed necessary by such Preferred Stock Depositary in order to enable such Preferred Stock Depositary to do so. Such Preferred Stock Depositary will be required to abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of such Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of Parkway, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of Parkway. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to such Preferred Stock Depositary to instruct Parkway to cause conversion of the Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other Preferred Stock or other shares of stock, and Parkway will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by Parkway equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Stock and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between Parkway and the applicable Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     A Deposit Agreement will be permitted to be terminated by Parkway upon not less than 30 days' prior written notice to the applicable Preferred Stock Depositary if (i) such termination is necessary to preserve Parkway's status as a REIT or (ii) a majority of each series of Preferred Stock affected by such termination consents to such termination, whereupon such Preferred Stock Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Stock Depositary with respect to such Depositary Receipts. Parkway will agree that if a Deposit Agreement is terminated to preserve Parkway's status as a REIT, then Parkway will use its best efforts to list the Preferred Stock issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Stock in connection with any liquidation, dissolution or winding up of Parkway and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Stock; or (iii) each share of the related Preferred Stock shall have been converted into stock of Parkway not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     Parkway will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, Parkway will pay the fees and expenses of a Preferred Stock Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Stock Depositary will be permitted to resign at any time by delivering to Parkway notice of its election to do so, and Parkway will be permitted at any time to remove a Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     A Preferred Stock Depositary will be required to forward to holders of Depositary Receipts any reports and communications from Parkway which are received by such Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither a Preferred Stock Depositary nor Parkway will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of Parkway and Preferred Stock Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Stock represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither Parkway nor any applicable Preferred Stock Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Stock represented thereby unless satisfactory indemnity is furnished. Parkway and any Preferred Stock Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.


     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and Parkway, on the other hand, such Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from Parkway.


                          DESCRIPTION OF COMMON STOCK

GENERAL


     Parkway is authorized to issue up to 70,000,000 shares of Common Stock. As of April 6, 1998 there were 11,072,204 shares of Common Stock outstanding and 282,553 shares of Common Stock reserved for issuance upon the exercise of options granted under Parkway's 1991 Directors Stock Option Plan, Parkway's 1994 Stock Option Plan and Parkway's 1997 Non-Employee Directors' Stock Option Plan. All of the issued and outstanding shares of Common Stock are fully paid and non-assessable and have equal voting, distribution and liquidation rights. Shares of Common Stock are not subject to call or redemption; provided, however, if the Parkway Board of Directors determines that the direct or indirect ownership of Common Stock has or may become concentrated to an extent which threatens Parkway's status as a REIT, the Board of Directors may call for the redemption of a number of shares of Common Stock.


     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock have no cumulative voting rights. Additionally, subject to the rights of holders of Preferred Stock, holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the directors out of funds legally available therefor.

     The shares of Common Stock currently outstanding are listed for trading on the NYSE under the symbol "PKY." Parkway will apply to the NYSE to list the additional shares of Common Stock to be sold pursuant to any Prospectus Supplement, and Parkway anticipates that such shares will be so listed.

     Under Maryland law, stockholders are generally not liable for Parkway's debts or obligations. If Parkway is liquidated, subject to the right of any holders of Preferred Stock, if any, to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of Parkway.

PROVISIONS OF PARKWAY'S CHARTER AND BYLAWS

     Parkway's Charter provides that the number of directors will be ten, which number may be increased or decreased pursuant to Parkway's Bylaws. Currently, the number of directors is nine and all nine positions on the Board of Directors are filled by the vote of the stockholders at the annual meeting. Stockholders do not have cumulative voting rights in the election of directors. Stockholders are entitled to one vote for each share of Common Stock held by them.

OTHER MATTERS

     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, Chicago, Illinois.

RESTRICTIONS ON TRANSFER

     Ownership Limits. For Parkway to qualify as a REIT under the Code, no more than 50% in value of its outstanding Common Stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Common Stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because Parkway intends to elect to be treated as a REIT, the Charter contains restrictions on the acquisition of Common Stock intended to ensure compliance with these requirements.


     Pursuant to the provisions of the Charter, if a transfer of stock occurs whereby any person would own, beneficially or constructively, 9.8 percent or more (in value or in number, whichever is more restrictive) of the outstanding capital stock of Parkway (excluding Excess Shares, as defined below), then such amount in excess of the 9.8 percent limit shall automatically be converted into shares of a separate class of stock, the excess stock, par value $0.001 per share, of Parkway (the "Excess Shares"), and any such transfer will be void ab initio. However, such restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of capital stock of Parkway are traded, provided that certain transactions may be settled by providing Excess Shares. Although holders of Excess Shares have no dividend or voting rights, such holders do have certain rights in the event of any liquidation, dissolution or winding up of the corporation. The Charter further provides that the Excess Shares will be held by Parkway as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are re-transferred to a person or persons in whose hands the shares would not be Excess Shares and certain price-related restrictions are satisfied. These provisions are designed to enable Parkway to meet the share ownership requirements applicable to REITs under the Code, but may also have an anti-takeover effect. Parkway currently has 30,000,000 Excess Shares authorized pursuant to its Charter.


     Each stockholder shall, upon request by Parkway, furnish such information that Parkway may reasonably request in order to determine Parkway's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of Parkway without the consent of the Board of Directors.

     Special Voting Requirements for Certain Business Combinations. Pursuant to Maryland law, Parkway is governed by special procedures that apply to certain business combinations between a corporation and interested stockholders. The purpose of such provisions is to protect the corporation and its stockholders against hostile takeovers by requiring that certain criteria are satisfied. These criteria include prior approval by the board of directors, prior approval by a majority or supermajority vote of disinterested stockholders and requirements that a "fair price" be paid to the disinterested stockholders.

     Maryland law provides that a Maryland corporation may not engage in any "business combination" with any "interested stockholder." An "interested stockholder" is defined, in essence, as any person owning beneficially, directly or indirectly, ten percent or more of the outstanding voting stock of a Maryland corporation. Unless an exemption applies, Parkway may not engage in any business combination with an interested stockholder for a period of five years after the interested stockholder became an interested stockholder, and thereafter may not engage in a business combination unless it is recommended by the board of directors and approved by the affirmative vote of at least (i) eighty percent of the votes entitled to be cast by the holders of all outstanding voting stock of Parkway, voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by all holders of outstanding shares of voting stock other than voting stock held by the interested stockholder. The voting requirements do not apply at any time to business combinations with an interested stockholder or its affiliates if approved by the board of directors of the corporation prior to the time the interested stockholder first became an interested stockholder. Additionally, if the business combination involves the receipt of consideration by the stockholders in exchange for the corporation's stock, the voting requirements do not apply if certain "fair price" conditions are met.

     Control Share Acquisitions. Maryland law provides for the elimination of the voting rights of shares held by any person who makes a "control share acquisition" except to the extent that such acquisition is exempt or is approved by at least two-thirds of all votes entitled to be cast on the matter, excluding shares of capital stock owned by the acquirer or by officers or directors who are employees of the corporation whose shares were acquired. A "control share acquisition" is the direct or indirect acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, shares of voting stock ("control shares") that would, if aggregated with all other voting stock owned by such person, entitle such person to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of voting power.

     A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved.

     If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition. The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction.

     Supermajority Votes. The Charter provides that (i) no term or provision of the Charter may be added, amended or repealed in any respect which, in the determination of the Board of Directors, causes Parkway not to qualify as a REIT under the Code; (ii) the sections of the Charter concerning the removal of directors, amendment of the Bylaws, the indemnification of agents and limitation of liability of directors and officers and the section concerning special stockholder vote requirements shall not be amended or repealed; and (iii) no provision imposing cumulative voting in the election of directors may be added to the Charter, except, in addition to any vote required by the terms of then outstanding Preferred Stock, upon the affirmative vote of the holders of not less than eighty percent of all votes entitled to be cast on the matter.

     Stockholders Rights Agreement. Stockholders, pursuant to a Rights Agreement, have the right to purchase Common Stock at a price of $40.00 per share, subject to adjustment, on a Distribution Date which will occur on the earliest of (i) the date of Parkway's public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (the "Stock Acquisition Date"); (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding Common Stock; or (iii) 10 days after the Board of Directors shall declare any person to be an "Adverse Person," as defined in the Rights Agreement. The Rights are not exercisable until the Distribution Date and expire at the close of business on September 6, 2005, unless earlier redeemed by Parkway.

     In the event any person becomes an Acquiring Person, each holder of a Right will have the right to receive, upon exercise of the Right and payment of the purchase price, Common Stock (or, if sufficient Common Stock is unavailable and subject to certain limitations, cash, property or other securities of Parkway) having a value equal to two times the purchase price of the Right (referred to as the "Subscription Right"). The Subscription Right is exercisable during the 60-day period following the later of the Stock Acquisition Date or the effective date of a registration statement covering the Common Stock (or other securities, if applicable) subject to the Subscription Right (referred to as the "Subscription Period"). Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) Parkway engages in a merger or other business combination transaction or (ii) 50% or more of Parkway's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided pursuant to the Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right.

     The purchase price payable, and the number of shares of Common Stock (or the number and kind of other securities or property, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

     The following discussion summarizes certain federal income tax considerations that may be relevant to a prospective stockholder of Parkway. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not discuss any state, local or foreign tax considerations. It also does not discuss all of the aspects of federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. Parkway will elect to be taxed as a REIT under Sections 856 through 860 of the Code effective January 1, 1997. Parkway's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below. Although management of Parkway believes that Parkway is organized and operating in a manner that permits it to qualify as a REIT, and intends to operate in such a manner in the future, no assurance can be given that Parkway will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT. See "-- Failure to Qualify" below.

     Jaeckle Fleischmann & Mugel, LLP has acted as counsel to Parkway in connection with the offering and Parkway's election to be taxed as a REIT. In the opinion of Jaeckle Fleischmann & Mugel, LLP, assuming that the elections and other procedural steps described in the following discussion of "Requirements for Qualification" are completed by Parkway in a timely fashion, Parkway's organization and proposed method of operation will enable it to qualify to be taxed as a REIT under the Code commencing with Parkway's taxable year beginning January 1, 1997, and for its future taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service (the "Service") or any court. It must be emphasized that the opinion is based on various assumptions and is conditioned upon certain representations made by Parkway as to factual matters, including representations regarding the nature of Parkway's properties and the future conduct of its business. Such factual assumptions and representations are described below in this discussion of "Federal Income Tax Considerations" and are set out in the federal income tax opinion that will be delivered by Jaeckle Fleischmann & Mugel, LLP at the closing of the offering. Moreover, such qualification and taxation as a REIT depends upon Parkway's ability to meet on a continuing basis, through actual annual operating results, distribution levels and share ownership, the various qualification tests imposed under the Code discussed below. Jaeckle Fleischmann & Mugel, LLP will not review Parkway's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of Parkway's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of the failure to qualify as a REIT, see "-- Failure to Qualify" below.

     The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.


     If Parkway qualifies for taxation as a REIT and distributes to its stockholders at least 95% of its REIT taxable income, it generally will not be subject to federal corporate income taxes on the portion of its ordinary or capital gain income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from an investment in a corporation. Even if Parkway qualifies as a REIT, it will be subject to federal income tax in the following circumstances. First, Parkway will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, Parkway may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Parkway has
(i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Parkway has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Parkway should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or 95% test, multiplied by a fraction intended to reflect its profitability. Sixth, if Parkway should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year (for this purpose such term includes capital gains which Parkway elects to retain but which it reports as distributed to its stockholders, see "-- Annual Distribution Requirements" below); and (iii) any undistributed taxable income from prior years, Parkway would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, Parkway will be subject to tax at the highest corporate rates on built-in gains recognized within a 10-year period of its election to be taxable as a REIT on assets it formerly held while it was a C corporation (i.e., a corporation generally subject to full corporate level tax). In addition, if Parkway acquires any additional asset from a C corporation in a transaction in which the basis of the asset in Parkway's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and Parkway recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then, to the extent of such asset's built-in gain (the excess of the fair market value of such property at the time of acquisition by Parkway over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Service regulations that have not yet been promulgated).


     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. Parkway satisfies the requirements (i) through (iv) as of January 1, 1997. Parkway's Charter contains restrictions regarding the transfer of its shares that are intended to assist it in satisfying the share ownership requirements described in (v) and (vi) above.


     Effective January 1, 1998, substantially all of Parkway's operating assets have been transferred to Parkway Properties LP (the "Operating Partnership"). Parkway owns a 99% limited partnership interest and Parkway Properties General Partners, Inc. owns a 1% general partnership interest in the Operating Partnership. Parkway Properties General Partners, Inc. is a wholly-owned subsidiary of Parkway and its only remaining operating subsidiary. Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the REIT. In applying the requirements described herein, any "qualified REIT subsidiary" of Parkway will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of Parkway. Parkway Properties General Partners, Inc., therefore, will not be subject to federal corporate income taxation, although it may be subject to state and local taxation.



     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, Parkway's proportionate share of the assets, liabilities and items of income of the Operating Partnership and the noncorporate subsidiaries, which are either limited liability companies or partnerships, will be treated as assets, liabilities and items of income of Parkway for purposes of applying the requirements described herein.


     A corporation may not elect to become a REIT unless its taxable year is the calendar year. Parkway's taxable year is the calendar year. In addition, for tax years beginning prior to January 1, 1998, pursuant to applicable Treasury Regulations, to be able to elect to be taxed as a REIT, Parkway must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual

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

ownership of its outstanding shares. Parkway intends to comply with such requirements. For tax years beginning January 1, 1998 and beyond, these records and informational requirements are no longer a condition to REIT election. Instead, a monetary penalty will be imposed for failure to comply with these requirements.

     Earnings and Profits Calculation. In order to elect REIT status, Parkway cannot have earnings and profits which have been generated during years in which Parkway was not qualified as a REIT. For this purpose, under the Code, earnings and profits of companies which have been acquired by Parkway, and the earnings and profits of any of Parkway's subsidiaries, are included in calculating Parkway's earnings and profits account. The determination of the earnings and profits account of a company is a highly technical and complex undertaking. Parkway's predecessor, The Parkway Company, was organized in 1971 and over the years acquired several companies. In calculating the earnings and profits account, studies have been undertaken of not only Parkway's earnings and profits history, but also the history of all acquired companies. Based on these studies Parkway believes that it did not have any positive accumulated earnings and profits on January 1, 1997, the effective date of its REIT election. Any determination made by Parkway with respect to its earnings and profits account is not binding on the Service. In the event the Service were to successfully challenge Parkway's calculation of its earnings and profits, a possible outcome of such challenge could be the termination of Parkway's status as a REIT and the payment of corporate level income tax on its taxable income.

     Income Tests. In order for Parkway to maintain qualification as a REIT, three separate percentage tests relating to the source of its gross income must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, for tax years beginning prior to January 1, 1998, gain from the sale or other disposition of (i) stock or securities held for less than one year; (ii) prohibited transactions; and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.


     Rents received by Parkway will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if Parkway, or a direct or indirect owner of 10% or more of Parkway, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," Parkway generally must not operate or manage the property, or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom Parkway derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by Parkway are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."


     For taxable years beginning after December 31, 1997, rental income received by Parkway will not cease to qualify as "rents from real property" merely because Parkway performs non-customary services for a tenant if the amount that Parkway receives as a result of performing such services does not exceed 1% of all amounts received directly or indirectly by Parkway with respect to such property. In applying this limitation, the amount that Parkway is treated as having received for performing such services will not be less than 150% of the direct cost to Parkway of providing those services. Parkway believes that all services that are provided to its tenants will be considered "usually or customarily" rendered in connection with the rental of comparable properties. Further, any noncustomary services will be provided only through qualifying independent contractors or within the one percent safe harbor described above. Parkway believes that the income generated from its currently owned assets and its proposed method of operations will permit it to meet the income tests outlined above.


     If Parkway fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if its failure to meet such tests was due to reasonable cause and not due to willful neglect, Parkway attaches a schedule of the sources of its income to its federal income tax return for such years, and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Parkway would be entitled to the benefit of these relief provisions. As discussed above in "-- General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.



     Asset Tests. At the close of each quarter of its taxable year, Parkway must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Parkway's total assets must be represented by certain real estate assets (including temporary investments in stock or debt instruments purchased with the proceeds of a stock or debt offering of Parkway and held during the one-year period from Parkway's receipt of capital in connection with said offering), cash, cash items and government securities. Second, not more than 25% of Parkway's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Parkway may not exceed 5% of the value of Parkway's total assets, and Parkway may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT). Parkway believes that the assets that it currently owns will permit it to meet the asset tests outlined above.


     If Parkway should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied the asset tests at the close of the preceding calendar quarter, and
(ii) the discrepancy between the value of Parkway's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (e.g., the discrepancy arose from changes in the market values of its assets). If the conditions described in clause (ii) of the preceding sentence were not satisfied, Parkway still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Annual Distribution Requirements. Parkway, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Parkway timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Parkway does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if Parkway should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.


     For taxable years beginning after December 31, 1997, Parkway may elect to retain and pay tax on net long-term capital gains and require its stockholders to include their proportionate share of such undistributed net capital gains in their income. If Parkway makes such election, stockholders would receive a tax credit attributable to their share of the capital gains tax paid by Parkway, and would receive an increase in the basis of their shares in Parkway in an amount equal to the stockholder's share of the undistributed net long-term capital gain reduced by the amount of the credit. Further, any undistributed net long-term capital gains that are included in the income of Parkway stockholders pursuant to this rule, will be treated as distributed for purposes of the 4% excise tax.


     Parkway intends to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that Parkway, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of such income and deduction of such expenses in arriving at Parkway's REIT taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, Parkway may arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, Parkway may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, Parkway may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in Parkway's deduction for dividends paid for the earlier year. Thus, Parkway may be able to avoid being taxed on amounts distributed as deficiency dividends; however, it will be required to pay interest to the Service based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If Parkway fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, Parkway will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Parkway fails to qualify will not be deductible by it, nor will such distributions be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Parkway also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Parkway would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

     Taxation of Taxable Domestic Stockholders. As long as Parkway qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Domestic stockholders generally are stockholders who are (i) citizens or residents of the United States; (ii) corporations, partnerships or other entities created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Parkway's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of such stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by Parkway in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Parkway and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Parkway during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Parkway.


     In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long-term capital gain or loss if the shares have been held for more than one year and otherwise a short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from Parkway required to be treated by such stockholder as long-term capital gain.


     The Taxpayer Relief Act of 1997 reduced the top tax rate for individuals, estates and trusts on certain long-term capital gains. Generally, long-term capital gains on property held for more than 18 months will not be taxed at a rate greater than 20% and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For taxpayers subject to the 15% regular tax bracket, long-term capital gains on property held for more than 18 months will not be taxed at a rate greater than 10%, and, effective for taxable years beginning after December 31, 2000, the rate is reduced to 8% for assets held more than five years. Long-term capital gain from the sale or exchange of certain depreciable real property held for more than 18 months which would be treated as ordinary income if the real property was depreciable personal property is subject to a maximum tax rate of 25% rather than 20%. Long-term capital gain (other than certain depreciation recapture taxable as ordinary income) allocated to a stockholder by Parkway will be subject to the 25% rate to the extent that the gain does not exceed depreciation on real property sold by Parkway. The maximum rate of capital gains tax for capital assets held for more than one year but not more than 18 months remains at 28%. The taxation of capital gains by corporations was not changed.


     In addition, Internal Revenue Notice 97-64 provides temporary guidance with respect to the taxation of distributions by Parkway designated as capital gain dividends. Pursuant to Internal Revenue Notice 97-64, forthcoming Temporary Regulations will provide that capital gains allocated to a stockholder by a REIT may be designated as a 20% rate gain distribution, an unrecaptured Section 1250 gain distribution (subject to the 25% rate), or a 28% rate gain distribution. In determining the amounts which may be designated as each class of capital gains dividends, a REIT must calculate its net capital gains as if it were an individual subject to a marginal tax rate of 28%. Unless specifically designated otherwise by Parkway, a distribution designated as a capital gain distribution is presumed to be a 28% rate gain distribution. If Parkway elects to retain any net long-term capital gain, as discussed above, the undistributed long-term capital gains are considered to be designated as capital gain dividends for purposes of Internal Revenue Notice 97-64.


     Backup Withholding. Parkway will report to its domestic stockholders and the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide Parkway with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Parkway may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to Parkway. See "-- Taxation of Non-U.S. Stockholders" below.


     Taxation of Tax-Exempt Stockholders. Most tax-exempt entities, including employees' pension trusts, are not subject to federal income tax except to the extent of "unrelated business taxable income" ("UBTI"). The Service has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute UBTI. Based upon this ruling and the analysis therein, and subject to the discussion below regarding qualified pension trust investors, distributions by Parkway to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares of Common Stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings, however, are interpretative in nature and subject to revocation or modification by the Service.

     A "qualified trust" (defined to be any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code) that holds more than 10% of the value of the shares of a REIT may be required, under certain circumstances, to treat a portion of distributions from the REIT as UBTI. This requirement will apply for a taxable year only if (i) the REIT satisfies the requirement that not more than 50% of the value of its shares be held by five or fewer individuals (the "five or fewer requirement") only by relying on a special "look-through" rule under which shares held by qualified trust stockholders are treated as held by the beneficiaries of such trusts in proportion to their actuarial interests therein; and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is "predominantly held" by qualified trusts if either
(i) a single qualified trust holds more than 25% of the value of the REIT shares, or (ii) one or more qualified trusts, each owning more than 10% of the value of the REIT shares, hold in the aggregate more than 50% of the value of the REIT shares. If the foregoing requirements are met, the percentage of any REIT dividend treated as UBTI to a qualified trust that owns more than 10% of the value of the REIT shares is equal to the ratio of (i) the UBTI earned by the REIT (computed as if the REIT were a qualified trust and therefore subject to tax on its UBTI) to (ii) the total gross income (less certain associated expenses) of the REIT for the year in which the dividends are paid. A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year.

     The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the five or fewer requirement without relying on the "look-through" rule. The restrictions on ownership of Common Stock in Parkway's Charter should prevent application of the foregoing provisions to qualified trusts purchasing Common Stock of Parkway pursuant to the offering, absent a waiver of the restrictions by the Board of Directors.

     Taxation of Non-U.S. Stockholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex, and no attempt will be made herein to provide more than a limited summary of such rules. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Stockholder. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in the Common Stock, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges by Parkway of U.S. real property interests and not designated by Parkway as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of Parkway. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces such rate. However, if income from the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to a branch profits tax of up to 30% if the stockholder is a foreign corporation). Parkway expects to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder that are not designated as capital gain dividends unless
(i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with Parkway or (ii) the Non-U.S. Stockholder files IRS Form 4224 with Parkway claiming that the distribution is income treated as effectively connected to a U.S. trade or business.

     Distributions in excess of current and accumulated earnings and profits of Parkway will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of his or her Common Stock as described below. If at any time Parkway is not a "domestically controlled REIT," as defined below, Parkway must withhold U.S. income tax at the rate of 10% on distributions to Non-U.S. Stockholders that are not paid out of current or accumulated earnings and profits unless the Non-U.S. Stockholders provide Parkway with withholding certificates evidencing their exemption from withholding tax. If it cannot be determined at the time that such a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the Service if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of Parkway.

     For any year in which Parkway qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by Parkway of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. Parkway is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by Parkway as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of Common Stock generally will not be taxed under FIRPTA if Parkway is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares was held directly or indirectly by Non-U.S. Stockholders. Parkway believes that it currently qualifies as a "domestically controlled REIT," and that the sale of Common Stock will not therefore be subject to tax under FIRPTA. Because Parkway is publicly traded, however, no assurance can be given that Parkway will continue to be a domestically controlled REIT. Even if Parkway is not a "domestically controlled REIT," a Non-U.S. Stockholder's sale of Common Stock generally will not be subject to tax under FIRPTA as a sale of U.S. real property interests provided that (i) Parkway's Common Stock is "regularly traded" on an established securities market, and (ii) the selling Non-U.S. Stockholder held 5% or less of Parkway's Common Stock at all times during the specified testing period. In addition, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the investment in Common Stock is treated as effectively connected with the Non-U.S. Stockholder's trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as the U.S. stockholders with respect to such gain; or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% withholding tax on the individual's capital gains. If the gain on the sale of Common Stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).

     State and Local Taxes. Parkway and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to Parkway's operations and distributions). The state and local tax treatment of Parkway and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

                              PLAN OF DISTRIBUTION

     Parkway may sell Securities to or through underwriters or dealers for public offering and sale by or through them, and also may sell Securities directly to other purchasers or agents or through any combination of these methods of sale.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from Parkway or for purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from Parkway and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Parkway will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the shares of Common Stock which are listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. Parkway may elect to list any series of Preferred Stock or Depositary Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements Parkway may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Parkway against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, Parkway in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, Parkway will authorize underwriters or other persons acting as Parkway's agents to solicit offers by certain institutions to purchase Securities from Parkway pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Parkway. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS


     The consolidated financial statements of Parkway appearing in Parkway's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for Parkway by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York.

          ============================================================


        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PARKWAY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PARKWAY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS



                                       PAGE
                                       ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary........   S-2
Risk Factors.........................   S-8
The Company..........................  S-14
Properties...........................  S-17
Use of Proceeds......................  S-23
Debt Structure.......................  S-23
Capitalization.......................  S-25
Selected Financial Data..............  S-26
Management...........................  S-29
Description of Series A Preferred
  Stock..............................  S-31
Certain Federal Income Tax
  Considerations.....................  S-37
Underwriting.........................  S-39
Legal Matters........................  S-40
Pro Forma Consolidated Financial
  Statements.........................   F-1
                PROSPECTUS
Available Information................     2
Incorporation of Certain Documents by
  Reference..........................     3
The Company..........................     4
Ratio of Earnings to Fixed Charges...     4
Use of Proceeds......................     4
Description of Preferred Stock.......     5
Description of Depositary Shares.....    10
Description of Common Stock..........    13
Federal Income Tax Considerations....    16
Plan of Distribution.................    24
Experts..............................    25
Legal Matters........................    25


          ============================================================
          ============================================================


                                2,400,000 SHARES



                                     [LOGO]



                            PARKWAY PROPERTIES, INC.


                             % SERIES A CUMULATIVE


                           REDEEMABLE PREFERRED STOCK

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT

                       ----------------------------------

                            PAINEWEBBER INCORPORATED


                              J.C. BRADFORD & CO.


                        RAYMOND JAMES & ASSOCIATES, INC.

                            ------------------------

                                          , 1998


          ============================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the issuance and distribution of the Securities, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission ("Commission") registration fee.

Commission Registration Fee.................................  $ 62,685
New York Stock Exchange, Inc. Listing Fee...................    35,000
Blue Sky fees and expenses..................................     5,000
Printing and engraving expenses.............................   100,000
Legal fees and expenses.....................................   100,000
Accounting fees and expenses................................    75,000
Miscellaneous...............................................    17,315
                                                              --------
     Total..................................................  $395,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Parkway's Articles of Incorporation, as amended (the "Charter"), contain a provision authorizing Parkway to indemnify, to the fullest extent permitted by Maryland law, its directors and officers, whether serving Parkway or, at its request, any other entity. Additionally, the Charter provides that to the fullest extent permitted by Maryland law, no director or officer shall be liable to Parkway or its stockholders for money damages.

     Section 2-418 of the Maryland General Corporation Law (the "Indemnification Statute"), the law of the state in which Parkway is organized, empowers a company, subject to certain limitations, to indemnify its officers and directors against expenses, including attorneys' fees, judgments, penalties, fines, settlements and expenses, actually and reasonably incurred by them in any suit or proceeding to which they are parties unless the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith, or was the result of active and deliberate dishonesty, or the director received an improper personal benefit or, with respect to a criminal action or proceeding, the director had reasonable cause to believe their conduct was unlawful.

     Parkway has entered into an indemnification agreement (the "Indemnification Agreement") with each of its directors and officers, and the Board of Directors has authorized Parkway to enter into an Indemnification Agreement with each of the future directors and officers of Parkway. The Indemnification Statute permits a corporation to indemnify its directors and officers. However, the protection that is specifically afforded by the Indemnification Statute authorizes other arrangements for indemnification of directors and officers, including insurance. The Indemnification Agreement is intended to provide indemnification to the maximum extent allowable by, or not in violation of, or offensive to, any law of the State of Maryland.

     The Indemnification Agreement provides that Parkway shall indemnify a director or officer who is a party to the agreement (the "Indemnitee") if he or she was or is a party to or otherwise involved in any proceeding by reason of the fact that he or she was or is a director or officer of Parkway, or was or is serving at its request in a certain capacity of another entity, against losses incurred in connection with the defense or settlement of such proceeding. This indemnification shall be provided to the fullest extent permitted by the Indemnification Agreement. This is similar to the indemnification provided by the Indemnification Statute except that indemnification is not available under the Indemnification Agreement to the Indemnitee who pays any amount in settlement of a proceeding without Parkway's written consent.

ITEM 16.  EXHIBITS.

     The following exhibits are filed herewith (or incorporated by reference):


  (1)     Form of Underwriting Agreement.*
  (3)(a)  Articles of Incorporation, as amended, of Parkway.**
     (b)  Bylaws of Parkway.**
     (c)  Amended and Restated Agreement of Limited Partnership of
          Parkway Properties LP dated as of January 1, 1998.**
  (5) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding legality of securities being registered.*
  (8) Opinion of Jaeckle Fleischmann & Mugel, LLP regarding tax matters.*
 (12)     Statement regarding computation of ratios.+
 (23)(a)  Consent of Ernst & Young LLP.+
     (b) Consent of Jaeckle Fleischmann & Mugel, LLP (incorporated by reference to Exhibit 5).
 (24)     Powers of Attorney.**


---------------


 + Filed herewith.


 * To be filed by amendment or to be incorporated by reference herein by a Current Report on Form 8-K.

** Previously filed.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form or prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi as of the 8th of April 1998.



                                            PARKWAY PROPERTIES, INC.



                                            By: /s/ STEVEN G. ROGERS

                                            ------------------------------------

                                            Steven G. Rogers


                                            Director, President and


                                            Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following person in the capacities indicated on April 8, 1998.



              NAME AND TITLE                         TITLE
              --------------                         -----

Steven G. Rogers                            Director, President and
                                            Chief Executive Officer

Sarah P. Clark                              Vice President, Chief
                                            Financial Officer,
                                            Treasurer and Secretary

Daniel C. Arnold                            Director
George R. Farish                            Director
Michael J. Lipsey                           Director

Joe F. Lynch                                Director

C. Herbert Magruder                         Director

W. Lincoln Mossop, Jr.                      Director

Leland R. Speed                             Director

                                            Director
------------------------------------------
Roger P. Friou



/s/ SARAH P. CLARK
--------------------------------------------------------------------------------


                                                        Sarah P. Clark


                                                        Individually and as


                                                        Attorney-in-Fact

                                 EXHIBIT INDEX



EXHIBIT
  NO.
-------
    (12)     Statement regarding computation of ratios.
    (23)(a)  Consent of Ernst & Young LLP.